Exhibit (n)

2011 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW

The Honourable DWIGHT DUNCAN

Minister of Finance

BACKGROUND PAPERS

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Ce document est disponible en français sous le titre:

Perspectives économiques et revue financière de I’Ontario de 2011,

Documents d’information

Contents

Foreword	xi
Producing Results	xii
Jobs and the Economy	xii
Slower Global Economic Growth	xiii
Lower Rate of Spending Growth	xiii
Meeting the Challenge Through Reform	xiv
Healthy Homes Renovation Tax Credit	xv

Conclusion	xv

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Highlights	3

Overview	6

Ontario’s Performance Affected by Global Developments	7

Changes in the Economy	8

Building Ontario’s Clean Energy Future	11

The Tax Plan for Jobs and Growth	12

Auto Sector	14

Infrastructure	15

Financial Services	15

Mining and Opportunities in Ontario’s Ring of Fire	16

Producing Results	17
Preparing Ontarians for Jobs	17
Health Care	21

2011 Ontario Economic Outlook and Fiscal Review

Chapter II: Ontario’s Economic Outlook

Highlights	25

Overview	27

Recent Economic Developments	29

The Challenging Global Economic Environment	32
European Sovereign Debt	32
Global Economic Outlook Weakening	34
U.S. Economy	35
Oil Prices	38
The Canadian Dollar	40
Financial Markets	41

Outlook for Ontario Economic Growth	44
Details of the Ontario Economic Outlook	51
Private-Sector Forecasts	52
Comparison to the 2011 Ontario Budget	53

Chapter III: Fiscal Outlook

Highlights	57

Section A: Overview

Section B: 2011–12 Fiscal Performance

2011–12 Revenue Changes Since the 2011 Budget	63
Details of 2011–12 In-Year Revenue Changes	63

2011–12 Expense Changes Since the 2011 Budget	65
Details of 2011–12 In-Year Expense Changes	65

Section C: Ontario’s Medium-Term Fiscal Outlook

Medium-Term Revenue Outlook	67
Medium-Term Revenue Changes Since the 2011 Budget	69

Medium-Term Expense Outlook	70

Medium-Term Fiscal Outlook	71

Section D: Federal–Provincial Fiscal Arrangements

Section E: Details of Ontario’s Finances

Chapter IV: Borrowing and Debt Management

Highlights	89

Long-Term Public Borrowing	90

Debt	95

Total Debt Composition	95

Debt-to-GDP Ratios	96

Cost of Debt	99

Risk Exposure	99

Chapter V: Taxation and Pensions

Highlights	105

Creating Jobs and Helping Ontarians	106

Healthy Homes Renovation Tax Credit	107

Tax Relief for Businesses	109
Strengthening Accountability and Transparency of Tax Expenditures	110
Federal Support for Research and Development	111

Securing Our Retirement Future	113

Chapter VI: Pre-Budget Consultations

How to Participate in the 2012 Pre-Budget Consultations	117
Written Submissions	117
Online Submissions	118

v

2011 Ontario Economic Outlook and Fiscal Review

Tables

Chapter I:	Creating Ontario Jobs in an Uncertain Global Economy

Table 1.	Global Financial Centres Index Ranking: Toronto Enters the Top 10	16

Chapter II:	Ontario’s Economic Outlook

Table 1.	Ontario Economic Outlook	28

Table 2.	Tracking Ontario’s Economic Recovery	30

Table 3.	Outlook for External Factors	42

Table 4.	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth	43

Table 5.	The Ontario Economy, 2009 to 2014	51

Table 6.	Private-Sector Forecasts for Ontario Real GDP Growth	52

Table 7.	Changes in Key Economic Forecast Assumptions 2011 Fall Economic Statement Compared to 2011 Budget	53

Chapter III:	Fiscal Outlook

Table 1.	2011–12 In-Year Fiscal Performance	62

Table 2.	Summary of Revenue Changes Since the Budget	63

Table 3.	Summary of Expense Changes Since the Budget	65

Table 4.	Summary of Medium-Term Revenue Outlook	67

Table 5.	Summary of Medium-Term Revenue Changes Since the Budget	69

Table 6.	Medium-Term Fiscal Plan and Outlook	77

Table 7.	Revenue	78

Table 8.	Total Expense	79

Table 9.	Other Expense	80

Table 10.	2011–12 Infrastructure Expenditures	81

Table 11.	Ten-Year Review of Selected Financial and Economic Statistics	82

Chapter IV:	Borrowing and Debt Management

Table 1.	2011–12 Borrowing Program: Province and Ontario Electricity Financial Corporation (OEFC)	93

Table 2.	Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation (OEFC)	94

2011 Ontario Economic Outlook and Fiscal Review

Charts

Chapter I:	Creating Ontario Jobs in an Uncertain Global Economy

Chart 1.	Global Economic Growth Forecasts Weakening	7

Chart 2.	10-Year Government Bond Yields	9

Chart 3.	Sustained Gains in Business Machinery and Equipment Spending	13

Chart 4.	Ontario Vehicle Production	14

Chart 5.	Percentage of Grade 3 and 6 Students Achieving Provincial Standard in Reading, Writing and Math	18

Chart 6.	More Adults Have Postsecondary Credentials	20

Chapter II:	Ontario’s Economic Outlook

Chart 1.	Private-Sector Economic Forecasts for Ontario Softening	27

Chart 2.	Job Recovery in Ontario	31

Chart 3.	European Debt	32

Chart 4.	Weakening Global Economic Growth Forecasts	34

Chart 5.	U.S. Recession Deeper and Recovery Slower	35

Chart 6.	U.S. Light Motor Vehicle Sales Continue to Grow	37

Chart 7.	Continued High Oil Prices Expected	39

Chart 8.	Canadian Dollar to Remain Close to Parity	40

Chart 9.	Interest Rates to Rise	41

Chart 10.	Contributions to Real GDP Growth in 2011	44

Chart 11.	Ontario Real GDP Growth	45

Chart 12.	Increasing Employment	46

Chart 13.	Lower Unemployment Rate	46

Chart 14.	Sustained Gains in Household Spending	47

Chart 15.	Sustained Gains in Business Machinery and Equipment Spending	48

Chart 16.	Housing Starts to Remain Strong	49

Chapter III:	Fiscal Outlook

Chart 1.	Ontario’s Medium-Term Fiscal Outlook	60

Chart 2.	Net Cost of Equalization to Ontarians (2011–12)	74

Chart 3.	Ontario’s Medium-Term Fiscal Outlook	77

Chart 4.	Composition of Revenue, 2011–12	84

Chart 5.	Composition of Total Expense, 2011–12	85

Chart 6.	Composition of Program Expense, 2011–12	85

Chapter IV:	Borrowing and Debt Management

Chart 1.	2011–12 Borrowing — Canadian Dollar Market	91

Chart 2.	2011–12 Borrowing — International Markets	92

Chart 3.	Total Debt Composition as at September 30, 2011	96

Chart 4.	Net Debt-to-GDP	97

Chart 5.	Accumulated Deficit-to-GDP	98

Chart 6.	Effective Interest Rate (Weighted Average) on Total Debt	99

Chart 7.	Net Interest Rate Resetting Exposure	100

Chart 8.	Foreign Exchange Exposure	101

2011 Ontario Economic Outlook and Fiscal Review

x

Foreword

Foreword

Ontarians are witnessing a time of significant global change, upheaval and uncertainty in countries around the world. The extraordinary challenges facing the global economy require extraordinary efforts from everyone both at home and abroad. These are serious times and they call for a serious plan.

Job loss is hard on families. When an economy shrinks, or grows by less than forecast, real people are affected. Some of Ontario’s families are going through a hard time in today’s economic uncertainty. Building a stronger, more competitive economy is about more than improving forecasts and numbers. It is about helping people get good, high-paying jobs. It is also about building an economy that supports strong schools and hospitals.

Ontario has made tremendous progress over the last eight years in building the world’s best-educated workforce. Working together, Ontarians now need to ensure that workers can get the good, high-paying jobs they deserve. This includes youth who are graduating from Ontario’s world-class education system. That is why the McGuinty government continues its focus on strengthening Ontario’s economy and job creation.

In spite of global economic uncertainty, Ontario has experienced moderate economic growth for most of the last two years. In many ways, Ontario has recovered from the global economic recession, while other places continue to be subjected to much greater volatility. The European economy continues to present new challenges while growth in the United States, Ontario’s largest trading partner, remains vulnerable to setbacks.

Around the world, people are worried about jobs and the global economy. Here in Ontario, the impact on families of the continuing global economic uncertainty remains a concern.

2011 Ontario Economic Outlook and Fiscal Review

Producing Results

In 2003, Ontario was confronted with deteriorating public services. Today, Ontario is recognized around the world for its high-quality schools and it has the shortest wait times in the country for key surgical procedures. Ontarians have rebuilt the province’s electricity system and turned it into a clean, reliable source of energy that creates jobs.

In 2008, the global economy fell into one of the deepest recessions in generations. The McGuinty government, like many others, followed the advice of the International Monetary Fund (IMF) and invested heavily in stimulus, lessening the impact of the recession on families by protecting jobs.

Ontarians have adapted to the changes that came with reform to the tax system, including the Harmonized Sales Tax. Taxes on new business investment have been cut almost in half over the last two years, making Ontario one of the most competitive places in North America for new investment. Business investment leads to job creation.

Ontarians have worked together to build a strong, stable economic foundation that has helped the province stand up to the challenges presented by the upheaval that is taking place around the world. In 2008, the McGuinty government took action to support those who needed help the most. In today’s economic environment it will continue to make smart investments in encouraging economic growth and job creation.

Jobs and the Economy

Over the last eight months, the global economy has seen a widespread, downward shift in projections for growth. When the 2011 Budget was published, the average private-sector forecast for Ontario’s real GDP growth was 2.6 per cent for the year. More recent projections are forecasting growth of just 2.0 per cent.

Foreword

As a result of pressures from outside Ontario, the provincial economy continues to face enormous challenges. The era of slower growth in much of the world is expected to continue for an extended period. This means that, for the foreseeable future, modest economic growth will be the new normal here in Ontario, as elsewhere.

Slower Global Economic Growth

The McGuinty government will achieve its goals in the context of the new global economic reality of slower growth. It will strengthen the economy while giving priority to those parts of its plan that best address the immediate needs of Ontario families.

As new challenges present themselves and as the government moves forward to address changing needs and priorities, it is committed to meeting the targets outlined in its balanced budget plan. To ensure those targets are met, any new spending or unforeseen expenditures will come from savings in other areas.

The way governments of all political stripes over the last generation have accumulated debt cannot continue as Ontario faces many years of more modest economic growth.

Lower Rate of Spending Growth

Ontario is confronting the challenge to protect world-class public services and balance the budget in a time of slow economic growth. To meet these goals, the government set a target in the 2011 Budget of holding growth in overall program spending to 1.4 per cent. Given the current global economic uncertainty, the Commission on the Reform of Ontario’s Public Services is expected to recommend that the target for spending growth should be one per cent. The government will consider this and other advice as it prepares the 2012 Budget.

2011 Ontario Economic Outlook and Fiscal Review

Ontario has had success in meeting this challenge in the very recent past by lowering growth in program spending from about seven per cent to about four per cent last year. There is more work to be done. The government will receive a report in the next few months from the Commission on the Reform of Ontario’s Public Services, chaired by economist Don Drummond, which will make recommendations on ways to transform public services while eliminating the deficit and ensure that Ontario is able to continue supporting strong schools and hospitals.

Strong financial management and a competitive economy are the foundation of quality schools and hospitals, and strong public services contribute to a greater quality of life. Past experience has shown here in Ontario and elsewhere around the world that deep, arbitrary, across-the-board cuts do not work. They do not deliver true fiscal sustainability. They would also unravel the progress Ontarians have made in improving schools and hospitals and preparing Ontario for the economy of tomorrow. It is also perfectly clear that new tax cuts beyond those announced in the Tax Plan for Jobs and Growth are unaffordable, as are demands for large spending increases in today’s economic circumstances.

Meeting the Challenge Through Reform

The McGuinty government has an established record of meeting its targets. The 2011 Budget forecast a deficit of $16.3 billion for 2011–12 and this economic update shows that — at $16.0 billion — the government is projecting it will be slightly ahead of that forecast target, despite the global economic uncertainty and volatility.

Ontario will meet the challenge of lower economic growth through long-term, fundamental reforms to the way government works. The McGuinty government will build on its track record of reforms to education, health care, taxes and the electricity system. The government will focus more than ever on how to get the best value and the best services for Ontario families.

Foreword

Healthy Homes Renovation Tax Credit

Meeting the challenge of extended, modest economic growth demands a government that is open to change and innovation — the kind of innovation that Ontarians display time and time again. One example is the proposed Healthy Homes Renovation Tax Credit. This credit would help seniors stay in their homes longer and benefit taxpayers by relieving pressures on long-term care home costs. In addition, the tax credit would support jobs and economic activity. To continue to meet fiscal targets, the cost of this program would be offset by savings in other areas.

Conclusion

Over the last several years, Ontarians have made tremendous accomplishments by working together. The McGuinty government will continue to make smart investments that encourage economic growth. It will balance the budget while encouraging job creation and protecting schools and hospitals.

2011 Ontario Economic Outlook and Fiscal Review

CHAPTER I

CREATING ONTARIO JOBS IN AN

UNCERTAIN GLOBAL ECONOMY

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Highlights

Jobs and the Economy

☑	A proposed Healthy Homes Renovation Tax Credit that would support $800 million of economic activity and 10,500 jobs.

☑	With more than 150 trades and occupations, Ontario supports the largest apprenticeship system in Canada.

Building Ontario’s Clean Energy Future

☑	The government is promoting job creation across the province through investments in clean and green energy. The Green Energy and Green Economy Act, 2009, has helped create over 20,000 jobs to date and is on track to create 50,000 jobs.

Tax Plan for Jobs and Growth

☑	Ontario real machinery and equipment investment spending has risen by over 22 per cent, or $9.0 billion, since July 2010, following the implementation of the Tax Plan for Jobs and Growth. New business investment means new jobs.

☑	Since the Harmonized Sales Tax was introduced, Ontario has created 63,100 jobs.

Auto Sector

☑	Restructuring of this important sector continues as Ontario strengthens its competitiveness and position as the number one province or state in North America in vehicle assembly.

☑	Ontario is investing in hybrid and electric vehicle technology to secure Ontario’s position and jobs for the future.

2011 Ontario Economic Outlook and Fiscal Review

Infrastructure

☑	In June of this year, the government released Building Together, the Province’s long-term infrastructure plan. Through this plan, the government will continue investing in infrastructure, creating and preserving more than 300,000 jobs over the next three years.

Financial Services

☑	Ontario’s sound and competitive financial services sector is supporting economic growth, employing around 360,000 people.

Promoting Mining and Economic Development in Ontario’s North

☑	Ontario’s Ring of Fire promises to be a major mining and development opportunity. The government is working with Aboriginal communities and stakeholders to help usher in a new era of sustainable economic development and growth in Ontario’s north.

☑	Employment in northern Ontario’s mining sector increased by over 1,500 jobs between 2010 and 2011.

Preparing Ontarians for Jobs

☑	Full-day kindergarten is helping Ontario’s children get the best possible start in their education. At full implementation, in 2014, 247,000 children and their families will benefit from the program.

☑	More students are achieving the provincial standards in provincewide tests — 69 per cent in 2010–11, compared to 54 per cent in 2002–03. Since 2003–04, the high school graduation rate has increased from 68 per cent to 81 per cent.

☑	About 200,000 more students are currently enrolled in postsecondary education or learning a trade than in 2002–03. The government is creating another 60,000 postsecondary spaces over the next five years.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

☑	Employment Ontario is serving over one million people a year with career counselling, training and help in looking for a new job. The Second Career program has helped more than 50,000 laid-off workers train for new careers since 2008.

Increasing Access to Care and Preventing Illness

☑	The government has invested $1.5 billion to provide more surgeries, more MRI and CT scans, improve patient flow and publicly track results, and that has improved wait times. Ontario now has the shortest wait times in Canada for key surgical procedures.

☑	There are nearly 2,900 more doctors practising in the province and over 12,000 nursing positions have been created since 2003, which means about 1.3 million more Ontarians now have access to a family doctor.

2011 Ontario Economic Outlook and Fiscal Review

Overview

We live in uncertain times. Ontarians are watching the economic crisis unfold around the world. Growth in the global economy is modest. Pressures on the U.S. economy are significant and persistent, including a depressed housing market, stubbornly high unemployment and political paralysis.

This turmoil is taking place against the backdrop of globalization and increasing competition from emerging economies. These trends put pressure on the ability of Ontario’s economy to create jobs. They also put pressure on governments to meet fiscal targets while protecting public services such as schools and hospitals.

In spite of global economic uncertainty, Ontario has experienced moderate economic growth for most of the last two years. In many ways, Ontario has recovered from the recent global recession. Since the low point of the recession in May 2009, employment in Ontario has increased by almost 267,000 net new jobs, equal to nearly half of all the new jobs created in Canada. The vast majority of net job gains over the past two years are among employees who receive above-average wages. The Province’s unemployment rate has fallen from a peak of 9.4 per cent during the recession to 8.1 per cent recently.

Ontario and Canada have fared better than many other places for a variety of reasons. The financial system is well regulated and supervised. Ontario, the federal government and other provinces had strong fiscal positions when the downturn began. This allowed both levels of governments to lessen the impact of the recession by stimulating economic growth and protecting and creating jobs.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Ontario’s Performance Affected by Global Developments

Around the world, economies are increasingly dependent on each other. Economic performance in Ontario depends on global markets and is vulnerable to uncertainty elsewhere. Ontario’s exporters rely on strong U.S. demand. The U.S. economy is experiencing weak growth, which lowers the amount of manufactured goods that Ontario exports. The tragic earthquake and tsunami in Japan in March of this year created economic shocks that caused Ontario’s economic output to decline in the second quarter of 2011, in large part because of disruptions to the supply of auto parts. While most signs point to renewed growth in the third quarter, in times like these it is more important than ever to have a serious plan for the future that reflects current economic circumstances.

2011 Ontario Economic Outlook and Fiscal Review

Changes in the Economy

Ontario’s economy has enjoyed success for several decades. Economic strength was driven largely by three key factors:

•	the strength of the U.S. economy;

•	the lower value of the Canadian dollar; and

•	cheap oil.

Given changes in the global economy, those factors cannot be relied on anymore. The structure of the global economy — and Ontario’s economy — has changed and is continuing to change.

Much of the world is entering an era of more modest economic growth. That means the Province must now focus, more than ever, on managing spending growth. Financial and economic developments in Europe are a stark lesson in the importance of a serious and sustainable fiscal plan. From 2007 through 2009, the interest rates on Spanish and Italian government bonds were similar to those paid by Ontario. By early November of this year, those countries pay from 2.4 to 3.2 percentage points higher on 10-year government bonds. That means more tax dollars are going to service debt instead of protecting schools and hospitals. Disciplined fiscal management will keep this from happening in Ontario.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Ontario’s finances must be put on a long-term, sustainable path. The government remains committed to achieving the targets outlined in its balanced budget plan while protecting health care and education. Past experience has shown that deep, arbitrary, across-the-board cuts do not work. They do not deliver true fiscal sustainability and they would unravel the progress Ontarians have made in improving schools and hospitals and preparing Ontario for the economy of tomorrow.

The 2011 Budget outlined a plan to hold average annual growth in program expense to 1.4 per cent until the budget is balanced in 2017–18. Given the continuing slow rate of growth expected in both the global and Ontario economies, the Commission on the Reform of Ontario’s Public Services is expected to recommend that the target for spending growth should be one per cent. The government will consider this and other advice as it prepares for the 2012 Budget.

2011 Ontario Economic Outlook and Fiscal Review

The McGuinty government will build on its track record of innovative reforms to education, health care, taxes and the electricity system. The government will focus more than ever on getting the best value and the best outcomes in everything the Ontario public sector does. Building on reforms already introduced, including in health care and in the 2011 Budget, overlap and duplication will be eliminated, new forms of service delivery will be introduced and the government will ensure the value of public assets is maximized.

Meeting the challenge requires a government that is innovative and open to change. Just because a particular department is delivering a program today does not mean it should deliver that program tomorrow. Government must pursue innovation, open up the provision of government services to new forms of competition and pursue new partnerships within the public, private and voluntary sectors.

As part of meeting the needs of Ontarians in innovative ways, the government is proposing a new Healthy Homes Renovation Tax Credit, effective October 1, 2011. This tax credit would make it easier and safer for seniors to stay in their own or their families’ homes by helping with the costs of renovations such as walk-in bathtubs or wheelchair ramps. The tax credit, worth up to $1,500 per year, would support about $800 million in home renovation activity and around 10,500 jobs throughout the Ontario economy annually.

The Healthy Homes Renovation Tax Credit would help seniors stay healthy and live with dignity and independence in the comfort of their own homes. It costs taxpayers more to provide care in a long-term care home than to a senior who lives in their own home or that of a family member. In addition, supporting seniors living at home frees up health resources for those patients occupying costly beds in hospitals but who would be best cared for in a long-term care home.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Building Ontario’s Clean Energy Future

When this government took office in 2003, it inherited an electricity system with no long-term plan. There was not enough generation to meet demand reliably. Transmission lines were aging and some assets were in poor condition. Ontario relied heavily on coal, which causes pollution. For years, health experts have been urging governments to shut down coal plants because doing so would drastically improve air quality and public health — and save money on hospital visits.

Ontario is on track to phase out coal-fired electricity by 2014. The government has already shut down eight coal-fired units and is fast-tracking the closure of two more units by the end of 2011. It is also exploring accelerating the closure of the remaining six units at Lambton and Nanticoke.

Through the Green Energy and Green Economy Act, 2009 (GEA), Ontario is promoting private-sector investments to create a new generation of clean energy jobs, while protecting the environment. The GEA has helped create over 20,000 jobs to date and is on track to create 50,000 jobs.

Since 2009, more than 30 businesses have announced they are setting up or expanding plants in Ontario to manufacture parts for the solar and wind industries. More than 2,000 mid-size and large-scale renewable energy projects have been announced under the Feed-in Tariff program, representing more than $16 billion in private-sector investment.

With the changes Ontarians have made together, Ontario now has a cleaner and reliable electricity system that is creating jobs and making Ontario a world leader in clean energy. These investments have been absolutely necessary — and they are increasing costs.

To help with this transition to a clean, reliable system, the McGuinty government introduced the Ontario Clean Energy Benefit, which reduces monthly electricity bills for most residential and small business consumers by 10 per cent.

2011 Ontario Economic Outlook and Fiscal Review

The Tax Plan for Jobs and Growth

In 2009, the government announced the Tax Plan for Jobs and Growth, which is transforming the Province’s tax system to make Ontario’s economy more competitive. This plan has cut income taxes for people and has cut the marginal effective tax rate on new business investment almost in half.

Forbes Takes Note of Ontario’s Tax Changes

“Canada ranks No. 1 in our annual look at the Best Countries for Business… Canada moves up from No. 4 in last year’s ranking thanks to its improved tax standing. It ranks ninth overall for tax burden compared to No. 23 in 2010. Credit a reformed tax structure with a Harmonized Sales Tax introduced in Ontario and British Columbia in 2010. The goal is to make Canadian businesses more competitive. Canada’s tax status also improved thanks to reduced corporate and employee tax rates.”

Kurt Badenhausen, “The Best Countries for Business,” Forbes.com, October 3, 2011.

Despite the ongoing global economic uncertainty, businesses continue to increase investments in the province — and that means job creation.

Ontario real machinery and equipment (M&E) investment spending has risen by over 22 per cent, or $9.0 billion, since July 2010, following the implementation of the Tax Plan for Jobs and Growth. The forecast is for strong, continued growth in M&E investment spending, rising 63 per cent from $37 billion in 2009 to over $60 billion by 2014.

These healthy investments in new machinery and equipment will support stronger growth in productivity over the next several years, lead to job creation and promote a more competitive and prosperous Ontario economy.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

2011 Ontario Economic Outlook and Fiscal Review

Auto Sector

The auto industry continues to be a key sector of Ontario’s economy, with five major vehicle assemblers and more than 400 parts manufacturing plants in communities across the province. Restructuring of this important sector continues as Ontario strengthens its competitiveness and its position as the number one auto assembler and a major parts producer in North America.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

In 2009, Ontario made about $4.8 billion in total support available to General Motors (GM) and Chrysler Canada Inc. to help maintain Ontario’s share of North American vehicle production in the province and to protect the hundreds of thousands of jobs supported by the automotive sector. Both GM and Chrysler have now repaid the loan portion of Ontario’s investment. Ontario no longer holds any investment in Chrysler and will sell its remaining interest in GM at an appropriate time in the future.

Infrastructure

Modern and efficient public infrastructure is essential to both Ontario’s economic growth and competitiveness, and to Ontarians’ quality of life. Infrastructure investments in Ontario also help support business-sector productivity growth by reducing business costs and travel times while improving public services. In this time of economic uncertainty, investments in infrastructure become even more important. On average, the Province’s infrastructure investments have created or preserved close to 100,000 jobs in each of the past six years.

Financial Services

Ontario’s financial services sector continues to support job creation and a diverse economy. Employment in the sector grew in 2009 despite the global recession, and, while it dipped slightly in 2010, employment growth resumed in 2011, helping to support growth in the rest of the economy.

Toronto is home to the nation’s banks — ranked the soundest in the world over the last four years — and globally successful insurers, investment firms and pension funds. Toronto has now risen to number 10 on the Global Financial Centres Index.

2011 Ontario Economic Outlook and Fiscal Review

The government is working with the financial services sector to stimulate future growth, while modernizing financial regulation to support globally competitive markets and investor protection. The Province has partnered with the Financial Services Leadership Council and the Toronto Financial Services Alliance to advance the financial services strategy to improve the sector’s competitiveness, create thousands of high-paying jobs and establish the Global Risk Institute in Financial Services.

TABLE 1.	Global Financial Centres Index Ranking:
Toronto Enters the Top 10

Year	Toronto’s Rank
2011	10
2010	12
2009	13

Source: Z/Yen Group Ltd. Annual figures as of September 2011.

Mining and Opportunities in Ontario’s Ring of Fire

The mining sector is a major employer in many areas of northern Ontario as well as Ontario’s second-largest source of merchandise exports, after autos. Employment in northern Ontario’s mining sector (excluding oil and gas) increased by over 1,500 jobs between 2010 and 2011 (year to date).

Ontario’s Ring of Fire, an area of the Far North with potentially large deposits of important minerals such as chromite, nickel, copper and platinum, presents a unique mining and economic development opportunity. The Ring of Fire Coordinator is actively working with industry and residents of northern Ontario to facilitate sustainable development of this resource. A number of companies continue to move forward with advanced planning for mines and infrastructure. At the same time, the government is working directly with First Nations communities to improve community relationships and engage in capacity building.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Producing Results

The McGuinty government was elected in 2003 with a mandate to rebuild schools and hospitals after the previous government had made deep, across-the-board cuts. This government hired nurses and teachers, and invested in infrastructure and public services.

The Province is building the most educated workforce in the world. Ontario’s schools are world leaders at preparing students for their entry into the competitive job market. The government must now focus more than ever on making sure they get the jobs they are prepared for.

At 16.5 per cent, youth unemployment in Ontario is stubbornly high. While other parts of the world have reached much higher levels, the province’s youth are worried about being left behind. Lack of employment opportunities affects their pocketbooks. In turn, this affects families when unemployed young Ontarians may be less willing or able to leave home. This is just one of the reasons why the McGuinty government is focused on jobs and the economy.

Preparing Ontarians for Jobs

Building the best-educated workforce in the world is the most important thing Ontarians can do to generate jobs and prosperity. A well-educated workforce attracts business investment and creates the opportunity for Ontario businesses to find the skilled, knowledgeable people they need to grow.

Implemented in 2010, full-day kindergarten is helping Ontario’s children get the best possible start to their education. Students who achieve early success are more likely to perform well in school and go on to postsecondary education. As of September 2011, nearly 800 Ontario schools are offering the program, benefiting about 50,000 children. The program will be fully implemented in September 2014, benefiting 247,000 children and their families.

2011 Ontario Economic Outlook and Fiscal Review

The government reduced primary class sizes and, by 2008–09, all primary classes had 23 or fewer students. In 2003–04, only 64 per cent of primary classes had 23 or fewer students.

The government is also investing in programs to help students improve their reading, writing and math skills. Education Quality and Accountability Office (EQAO) provincial test scores from the 2010–11 school year show that 69 per cent of Ontario Grade 3 and 6 students are meeting or exceeding the provincial standard in reading, writing and math. This is a 15 percentage point increase from 54 per cent in 2002–03.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

The Economist and McKinsey & Company Cite Ontario’s Education System as One of the Best in the World

“The Canadian province has a high proportion of immigrants, many without English as a first language, yet it now has one of the world’s best-performing schools systems, after bringing in what one of its architects calls ‘reform without rancour.’”

“Reforming Education: The Great Schools Revolution,” The Economist, September 17, 2011.

“Ontario … is among the world’s highest-performing school systems. It consistently achieves top-quartile mathematics scores and top-decile reading scores in PISA*.”

“How the World’s Most Improved School Systems Keep Getting Better,” McKinsey & Company, November 2010.

*	Programme for International Student Assessment (PISA).

In today’s competitive global economy, a postsecondary education is more critical than ever. That is why the McGuinty government created 200,000 more postsecondary and apprenticeship spaces. The latest international comparable data (2009) showed 63 per cent of adults aged 25 to 64 in Ontario completed postsecondary education, higher than all Organisation for Economic Co-operation and Development (OECD) countries. University and college enrolment in Ontario has grown by 36 per cent since 2002–03. This year, Ontario had the most first-year undergraduate students confirm entry to university ever. The government is creating another 60,000 postsecondary spaces over the next five years.

2011 Ontario Economic Outlook and Fiscal Review

Through Employment Ontario, the Province supports a variety of employment and training services to help Ontarians find and keep their jobs. Additional investments were made to help workers and communities affected by the recent global recession. One example is the Second Career program that has helped more than 50,000 laid-off workers train for new careers in occupations with demonstrated labour-market prospects.

Ontario has also taken steps to expand and modernize its apprenticeship programs. With more than 150 trades and occupations, Ontario has the largest apprenticeship system in Canada. The establishment of the Ontario College of Trades, an industry-driven governing body, is expected to further modernize the province’s apprenticeship and skilled trades system.

Chapter I: Creating Ontario Jobs in an Uncertain Global Economy

Those with high skills will be needed as the new clean energy sector creates 50,000 jobs, and as the Province’s tax reforms help create almost 600,000 net new jobs by 2020.1

Health Care

The government has built a health care system that provides Ontarians with better access to a family doctor and shorter wait times, while promoting health and preventing illness.

The government focused on reducing wait times, where previously this measurement had never been taken. The 2011 report card by the Wait Time Alliance gave Ontario straight As for the third consecutive year for reducing wait times for hip, knee, cancer, cataract and cardiac surgeries, making it the highest-performing province.

Since 2003, about 1.3 million more Ontarians have access to a family doctor, with nearly 2,900 more doctors practising in the province.

The government has supported the creation of more than 12,000 nursing positions since 2003, and has more than doubled the number of primary health care nurse practitioner education spaces from 75 to 176. The Province also guarantees a full-time job opportunity for every new nursing graduate.

Ontario was the first province to introduce nurse practitioner-led clinics and, by 2011–12, 25 clinics will be operational and helping to improve access to care for more than 40,000 Ontarians.

Since 2005, the government has increased access to doctors and nurses by creating 200 Family Health Teams, including 42 Teams in northern Ontario. Teams are made up of a range of health care professionals who work collaboratively to provide comprehensive primary care to almost three million Ontarians.

[1]	Jack M. Mintz, “Ontario’s Bold Move to Create Jobs and Growth,” School of Public Policy, University of Calgary, November 2009.

2011 Ontario Economic Outlook and Fiscal Review

Through the Ontario Diabetes Strategy, the Province has expanded diabetes programs and services to improve health care and health outcomes for Ontarians living with the disease or at risk of developing it. Since June 2010, all Ontarians with diabetes who wished to have a primary care provider now have one. Ontario was also the first province to fully fund insulin pumps for children and youth with type 1 diabetes, saving families up to $18,300 per child in the first five years.

Since 2003, Ontario has added five vaccines to its publicly funded vaccine program, saving families about $1,400 per child.

CHAPTER II

ONTARIO’S ECONOMIC OUTLOOK

Chapter II: Ontario’s Economic Outlook

Highlights

☑	Private-sector average projected 2011 real GDP growth:

•	2011 Budget — 2.6 per cent.

•	Current — 2.0 per cent.

☑	Private-sector average projected 2012 real GDP growth — 1.9 per cent.

☑	Private-sector average projected 2013 real GDP growth — 2.6 per cent.

☑	Net new jobs created since recessionary low in May 2009 — 266,800.

•	The majority of these net new jobs are full-time, paying above-average wages.

2011 Ontario Economic Outlook and Fiscal Review

Chapter II: Ontario’s Economic Outlook

Overview

Because of strong leadership, the Ontario economy weathered the global recession of 2008–09. A weak U.S. economy, European sovereign debt concerns, higher oil prices and disruptions from the Japanese tsunami crisis have all combined to slow Ontario’s economic growth during 2011. As a result of these global economic challenges, the Ontario economy is expected to grow at a more modest pace than previously forecast.

Over the last eight months, the global economy has seen a widespread, downward shift in projections for economic growth. In March, when the government published the 2011 Budget, the average private-sector forecast for Ontario’s economy was real gross domestic product (GDP) growth of 2.6 per cent for 2011. This has declined to 2.0 per cent.

2011 Ontario Economic Outlook and Fiscal Review

This drop in the rate of growth has an impact on Ontarians, creating uncertainty. It also has a direct impact on government revenues and how the government manages its planning, particularly when it comes to balancing the implementation of new programs and protecting public services with meeting its targets for eliminating the deficit.

The degree of change is even greater for 2012. In March 2011, the average private-sector forecast placed GDP growth at 2.8 per cent, but by November, those forecasts had fallen to 1.9 per cent. In the face of such volatility, the government must plan and react accordingly.

The Ministry of Finance is projecting real GDP growth of 1.8 per cent in 2011, 1.8 per cent in 2012, 2.5 per cent in 2013 and 2.6 per cent in 2014.1 Solid household spending and robust business capital investment will contribute to growth.

TABLE 1. Ontario Economic Outlook

(Per Cent)

	2008	2009	2010	2011p	2012p	2013p	2014p
Real GDP Growth	(0.6)	(3.2)	3.0	1.8	1.8	2.5	2.6
Nominal GDP Growth	0.5	(0.9)	5.3	4.0	3.7	4.4	4.5
Employment Growth	1.6	(2.5)	1.7	1.8	1.1	1.4	1.5
CPI Inflation	2.3	0.4	2.5	3.2	2.0	2.0	2.0

p = Ontario Ministry of Finance planning projection.

Sources: Statistics Canada and Ontario Ministry of Finance.

[1]	Based on information available up to November 8, 2011.

Chapter II: Ontario’s Economic Outlook

Recent Economic Developments

Following seven consecutive quarters of growth over which GDP advanced 5.6 per cent, Ontario real GDP edged down 0.3 per cent in the second quarter of 2011. Real GDP also edged down for Canada as a whole (–0.1 per cent) and Quebec (–0.2 per cent) in the quarter. A number of temporary factors slowed the economy in the quarter, including the disruption of global supply chains triggered by the devastating earthquake and tsunami in Japan as well as the spike in oil prices precipitated by political unrest in the Middle East and North Africa.

Recent economic data indicate that economic growth resumed in the third quarter of 2011. International merchandise exports increased 3.8 per cent in the third quarter, reflecting gains in machinery and equipment and industrial goods and materials. As well, manufacturing sales have increased 5.5 per cent from a low in June. Quarterly forecasts by private-sector economists are all projecting steady but modest economic growth over the final two quarters of this year.

Despite the recent easing in the pace of growth, the Ontario economy has largely recovered from the global recession of 2008–09. As of the second quarter of 2011, Ontario real GDP was just 0.1 per cent below the pre-recession level. Solid growth in consumer spending, a strong rebound in business investment and government actions all supported Ontario’s recovery from the global recession. However, external trade has lagged domestic demand. Merchandise exports have risen 39.5 per cent from a recessionary low, but remain 8.2 per cent below their pre-recession level.

2011 Ontario Economic Outlook and Fiscal Review

TABLE 2. Tracking Ontario’s Economic Recovery

(Key Economic Indicators for Ontario)

	Pre- Recession Level	Change During Recession	Recovery to Date	Comparison to Pre- Recession Level
Jobs (000s)	6,709	(257)	267	10
				+0.1%
Real GDP[1]	532.4	(26.7)	26.3	(0.4)
($ Billions, 2002)				(0.1%)
Merchandise Exports	14.3	(4.9)	3.7	(1.2)
($ Billions)				(8.2%)
Manufacturing Sales	24.0	(7.1)	4.6	(2.5)
($ Billions)				(10.3%)
Retail Sales	12.9	(1.2)	1.7	0.5
($ Billions)				+4.0%
Unemployment Rate	6.4	Up 3.0	Down 1.3	Up 1.7
(Level)		to 9.4	to 8.1

[1]	Based on Ontario Economic Accounts, October 2011.

Sources: Statistics Canada and Ontario Ministry of Finance.

Over the past two years, 266,800 net jobs have been created from the recessionary low in May 2009. Full-time employment rose 237,900 over this period while part-time employment increased 28,900. The vast majority of net new job gains over the past two years are among employees who receive above-average wages. As of October 2011, employment was 10,000 jobs above the pre-recession peak in September 2008. Ontario’s unemployment rate has also moved lower, falling from a recessionary high of 9.4 per cent in May 2009 to 8.1 per cent in October 2011.

Chapter II: Ontario’s Economic Outlook

Statistics Canada reports that Ontario employment has fallen in three of the last four months. Despite this, Ontario has created 128,400 net new jobs so far this year, accounting for over 45 per cent of all the jobs created across Canada. Full-time employment has increased by 133,100 jobs this year while part-time employment has edged down by 4,700. The pace of job creation in Ontario is ahead of that of the United States and most of the G7 nations.

2011 Ontario Economic Outlook and Fiscal Review

The Challenging Global Economic Environment

European Sovereign Debt

Concern over the sovereign debt of several euro zone countries has been among the most prominent global economic issues of the past two years. While the risks associated with Greece’s public debt are the most acute, there are also challenges related to the debt financing of other European Union (EU) member states. The EU and International Monetary Fund (IMF) rescue plans for Greece, Ireland and Portugal, and a recently strengthened European Financial Stability Facility, may help to contain the problem. However, the outcome is highly uncertain.

Chapter II: Ontario’s Economic Outlook

The direct impact of the euro zone debt crisis on Ontario is unclear. Ontario’s exports to Europe, although growing in recent years, account for just over 10 per cent of total international merchandise exports. Canadian banks have little direct exposure to the troubled euro zone economies. However, Europe’s debt challenges could hurt Ontario indirectly through increased volatility in financial markets and by weakening business and consumer confidence.

2011 Ontario Economic Outlook and Fiscal Review

Global Economic Outlook Weakening

The pace of economic recovery in North America, Europe and Japan has slowed significantly from last year. This is largely due to the sharp slowdown in U.S. growth over the first half of 2011 as well as the impact of the tsunami disaster in Japan. Weakness in European economies as a result of the sovereign debt crisis has also contributed to the general slowdown. The outlook for emerging economies continues to be more positive, although weaker export demand, volatile commodity prices and geopolitical tensions remain key risks.

Chapter II: Ontario’s Economic Outlook

U.S. Economy

The United States faces a number of significant challenges to its economic outlook. In particular, job creation has been very weak, with only 26 per cent of the jobs lost in the global recession recovered to date. As well, the U.S. unemployment rate remains at 9.0 per cent compared to a pre-recession level of 4.7 per cent. Housing activity also remains severely depressed.

Based on revised estimates from the U.S. Bureau of Economic Analysis, the U.S. economy suffered a deeper recession and slower recovery than previously reported. At the same time, private-sector forecasts for U.S. economic growth have been revised downward over the past several months. As a result, the U.S. economic recovery is significantly less robust than was anticipated a few months ago. After expanding 3.0 per cent in 2010, private-sector forecasters are projecting modest real GDP growth of 1.8 per cent in 2011 and 2.1 per cent in 2012.

2011 Ontario Economic Outlook and Fiscal Review

The outlook for both U.S. motor vehicle sales and housing starts remains relatively positive, with renewed growth from current low levels. Growth in these markets should help support a broader, sustained economic expansion. Solid growth in retail sales and industrial production so far this year also provides evidence of slowly improving economic conditions in the United States.

Although the share of Ontario exports to the United States has trended lower in recent years, the United States remains Ontario’s largest trading partner by far. It is the destination for nearly 80 per cent of Ontario’s international merchandise exports. Ontario exports of motor vehicles and parts to the United States totalled $45.4 billion in 2010 and accounted for nearly 40 per cent of the province’s U.S.-bound exports.

In the United States, sales of light motor vehicles are projected to increase from 10.4 million units in 2009 and 11.6 million units in 2010 to 12.7 million units in 2011, and to grow steadily to 14.7 million by 2014. Ontario’s auto exports will continue to strengthen over the next several years. However, despite the solid recovery, U.S. motor vehicle sales are expected to remain below pre-recession levels, which exceeded 16 million units.

Chapter II: Ontario’s Economic Outlook

The risks for the U.S. economy remain high. Over the next year, U.S. fiscal policy measures are likely to have a significant influence on growth. Additional political uncertainty, similar to the summer debate on the U.S. debt ceiling, could further undermine consumer and business confidence. The U.S. economy is also vulnerable to further external shocks, such as any financial turbulence arising from developments in Europe.

2011 Ontario Economic Outlook and Fiscal Review

Oil Prices

Oil prices have been very volatile over the past year, reflecting geopolitical uncertainty in many oil-producing states, supply constraints and shifting economic conditions. West Texas Intermediate (WTI) crude oil traded close to $114 US per barrel at the end of April, reflecting tight supply conditions due to political instability in the Middle East and North Africa. Oil prices trended lower through the summer, then averaged $86 US per barrel in October. Based on futures market contracts, traders expect the price for WTI oil to average approximately $90 US per barrel in December.

Softer demand is expected to restrain oil prices in the short term, although upward pressure remains due to supply uncertainty and reduced inventories in some parts of the world. There is a wide range of views on the path of oil prices, with most forecasts for WTI falling within the range of $84 US to $99 US per barrel in 2012.

Based on recent average prices for crude oil futures contracts, the price for WTI oil is expected to average $90 US per barrel in 2012, down from $94 US per barrel in 2011. Brent crude oil, an alternative benchmark, is expected to average $111 US per barrel in 2011 and decline to $106 US per barrel in 2012.

Oil prices are expected to trend lower from their 2011 highs. However, strong growth in oil demand from emerging economies combined with more moderate supply growth will keep oil prices at relatively high levels. By 2014, the price for WTI oil is forecast to average $89 US per barrel while the Brent standard is projected to average $97 US per barrel.

Chapter II: Ontario’s Economic Outlook

2011 Ontario Economic Outlook and Fiscal Review

The Canadian Dollar

The Canadian dollar appreciated relative to the U.S. dollar through mid-summer, averaging 104.7 cents US in July 2011. In August, intensification of European debt concerns combined with a weaker global outlook and falling commodity prices caused the Canadian dollar to slip back to below parity. Private-sector forecasters expect that, over the next four years, as global economic conditions improve and commodity prices strengthen, the Canadian dollar will average just above parity.

A higher dollar makes it more challenging for Ontario’s exporters to compete internationally and for domestic firms to compete with foreign producers. However, a strong dollar also lowers the cost of importing productivity-enhancing machinery and equipment, which improves the competitive position of Ontario businesses.

Chapter II: Ontario’s Economic Outlook

Financial Markets

Long-term Canadian interest rates have declined sharply in recent months, with the yield on the 10-year Government of Canada bond falling to a record low of 2.2 per cent in September 2011. Since last September, the Bank of Canada has maintained its target for the overnight rate at one per cent, following three increases of 25 basis points through the spring and summer of 2010.

With the recent weakening of the global economic outlook, the Bank of Canada is now expected to keep its target interest rate near historic lows until 2013. Private-sector economists expect the interest rate on three-month treasury bills to average 0.9 per cent this year and to rise to 2.9 per cent by 2014. The yield on 10-year Government of Canada bonds is expected to rise gradually from 2.8 per cent this year to 4.1 per cent by 2014.

2011 Ontario Economic Outlook and Fiscal Review

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance forecast for Ontario’s economic growth.

TABLE 3. Outlook for External Factors

	2009	2010	2011p	2012p	2013p	2014p
World Real GDP Growth (Per Cent)	(0.7)	5.1	4.0	4.0	4.5	4.7
U.S. Real GDP Growth (Per Cent)	(3.5)	3.0	1.8	2.1	2.8	2.9
West Texas Intermediate Oil[1] ($US/bbl.)	61.7	79.4	93.6	89.7	89.5	89.2
Brent Oil[1] ($US/bbl.)	61.5	79.5	111.3	106.0	101.3	96.9
Canadian Dollar (Cents US)	87.6	97.1	101.1	100.1	101.4	101.4
Three-Month Treasury Bill Rate[2] (Per Cent)	0.3	0.6	0.9	1.1	1.8	2.9
10-Year Government Bond Rate[2] (Per Cent)	3.3	3.2	2.8	2.5	3.3	4.1

p = Ontario Ministry of Finance planning projection based on external sources.

[1]	Based on crude oil futures contracts over the two-week period ending October 28, 2011.
[2]	Government of Canada interest rates.

Sources: U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October and November 2011), IMF World Economic Outlook (September 2011), New York Mercantile Exchange, IntercontinentalExchange and Ontario Ministry of Finance Survey of Forecasts (November 8, 2011).

Chapter II: Ontario’s Economic Outlook

Table 4 provides the current estimate of the impact of changes in key external factors on the growth of Ontario’s real GDP, assuming that other external factors remain stable. The relatively wide ranges of the impacts reflect uncertainty in estimates of how the economy would respond to changing external conditions.

TABLE 4. Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth

(Percentage Point Change)

	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	-0.1 to -0.8	- 0.5 to -1.2
Crude Oil Prices Increase by $10 US per Barrel	-0.1 to -0.3	-0.1 to -0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	-0.1 to -0.5	-0.2 to -0.6

Source: Ontario Ministry of Finance.

2011 Ontario Economic Outlook and Fiscal Review

Outlook for Ontario Economic Growth

For 2011 as a whole, the Ministry of Finance is projecting growth of 1.8 per cent in Ontario real GDP. Rising consumer and business investment spending will support growth this year while net trade is expected to lag the overall economy.

Employment is forecast to increase by 1.8 per cent in 2011, or 120,000 net new jobs. Strong employment gains and higher personal incomes have supported increases in household spending. Retail sales are projected to grow 3.4 per cent this year while housing starts are expected to increase 12.7 per cent. Business investment is expected to increase by a strong 15.7 per cent this year, benefiting from the higher exchange rate and Ontario’s improved tax competitiveness.

Chapter II: Ontario’s Economic Outlook

However, a challenging external environment and, in particular, the weak U.S. economy are expected to contribute to a small 2.8 per cent gain in Ontario exports this year. Imports are projected to grow by 4.2 per cent in 2011. As a result, net external trade will detract from growth.

The Ministry of Finance is projecting continued growth in Ontario’s economy. Real GDP is projected to grow by 1.8 per cent in 2012, 2.5 per cent in 2013 and 2.6 per cent in 2014. Domestic demand is projected to remain a source of strength, supported by gains in household spending, a solid housing market and strong business capital investment. Growth in international demand, particularly from the United States, is expected to be modest, limiting gains to Ontario’s net trade position over the forecast period.

2011 Ontario Economic Outlook and Fiscal Review

Over the 2012–14 period, employment growth is expected to average 1.3 per cent annually. The unemployment rate is expected to continue trending lower from an annual average of 7.9 per cent in 2011 to 6.9 per cent by 2014.

Chapter II: Ontario’s Economic Outlook

Labour income is expected to increase on average by 4.1 per cent annually over the 2012 to 2014 period. Similarly, personal income growth is projected to average 4.1 per cent annually over the same period.

Job gains, personal income growth and relatively low interest rates will support continuing gains in household spending over the forecast period. Real consumer spending is expected to rise by 2.3 per cent this year and in 2012.

A rise in gasoline pump prices, driven by higher oil costs, was largely responsible for pushing Ontario’s consumer price index (CPI) higher in 2011. However, this is expected to reverse in 2012, with lower average gasoline prices contributing to more moderate consumer price inflation. Ontario’s CPI is forecast to increase by an average of 2.0 per cent per year over the 2012 to 2014 period, the mid-point of the Bank of Canada’s target range for Canadian CPI inflation.

2011 Ontario Economic Outlook and Fiscal Review

Rising corporate profits and improved tax competitiveness from Ontario’s Tax Plan for Jobs and Growth — including the Harmonized Sales Tax (HST) — are supporting strong growth in business investment. Corporate profits rose 19.1 per cent in 2010 and are projected to increase by a further 7.3 per cent in 2011. Ontario’s businesses have responded by increasing real investment in machinery and equipment by 15.2 per cent in 2010 and by an estimated 17 per cent in 2011. Real business investment in plant and equipment is forecast to increase by an average annual rate of 6.2 per cent over the 2012 to 2014 period.

Continuing steady gains in U.S. auto sales and relatively strong growth in demand from emerging markets will support Ontario exports. Real exports are projected to rise by 2.8 per cent in 2011 and 2.6 per cent in 2012.

Chapter II: Ontario’s Economic Outlook

The Ontario housing market remains well balanced, supported by healthy fundamentals and record low mortgage rates. Home resales are expected to moderate in 2012 and 2013 from the strong levels experienced in 2010 and 2011. House price gains are also expected to be more subdued, increasing by an average of nearly three per cent per year from 2011 to 2014.

Demand for new homes in Ontario will continue to be sustained by population growth, which is projected to average 1.2 per cent annually over the next three years, consistent with recent experience. This will mean an additional 490,000 people living in the province by 2014. Housing starts are projected to exceed 70,000 units per year by 2014.

2011 Ontario Economic Outlook and Fiscal Review

The rising level of household debt remains a key risk for the outlook. Record low interest rates have allowed households to increase debt levels over the past several years. With interest rates expected to remain near record lows into 2013, debt servicing costs should remain affordable in the near term. However, rising debt levels may place some households in a vulnerable position when interest rates eventually begin to rise to more historically normal levels.

Chapter II: Ontario’s Economic Outlook

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2011 to 2014.

TABLE 5. The Ontario Economy, 2009 to 2014

(Per Cent Change)

	Actual		Projection
	2009	2010	2011	2012	2013	2014
Real Gross Domestic Product	(3.2)	3.0	1.8	1.8	2.5	2.6
Personal Consumption	0.2	3.6	2.3	2.3	2.6	2.7
Residential Construction	(8.7)	8.3	3.8	1.8	2.1	1.8
Non-residential Construction	(11.4)	(1.6)	11.0	3.9	5.6	5.4
Machinery and Equipment	(18.5)	15.2	17.0	7.6	6.0	5.9
Exports	(12.6)	7.5	2.8	2.6	4.0	3.8
Imports	(10.4)	13.3	4.2	1.6	3.2	3.0
Nominal Gross Domestic Product	(0.9)	5.3	4.0	3.7	4.4	4.5
Other Economic Indicators
Retail Sales	(2.5)	5.4	3.4	4.0	3.9	4.3
Housing Starts (000s)	50.4	60.4	68.1	65.3	66.1	70.3
Personal Income	0.2	4.2	3.3	3.1	4.5	4.7
Labour Income	(0.6)	3.9	3.7	3.6	4.3	4.4
Corporate Profits	(14.9)	19.1	7.3	6.0	5.5	4.8
Consumer Price Index	0.4	2.5	3.2	2.0	2.0	2.0
Employment	(2.5)	1.7	1.8	1.1	1.4	1.5
Job Creation (000s)	(164)	108	120	76	94	105
Unemployment Rate (Per Cent)	9.0	8.7	7.9	7.7	7.3	6.9
Key External Variables
U.S. Real Gross Domestic Product	(3.5)	3.0	1.8	2.1	2.8	2.9
WTI Crude Oil ($ US per Barrel)	61.7	79.4	93.6	89.7	89.5	89.2
Canadian Dollar (Cents US)	87.6	97.1	101.1	100.1	101.4	101.4
3-month Treasury Bill Rate*	0.3	0.6	0.9	1.1	1.8	2.9
10-year Government Bond Rate*	3.3	3.2	2.8	2.5	3.3	4.1

*	Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October and November 2011), New York Mercantile Exchange and Ontario Ministry of Finance.

2011 Ontario Economic Outlook and Fiscal Review

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts in order to inform the government’s planning assumptions. In the process of preparing the Ontario Economic Outlook and Fiscal Review, the Minister of Finance met with private-sector economists to hear their views on the economy. These forecasters included members of the Ontario Economic Forecast Council, established by the Fiscal Transparency and Accountability Act, 2004. All of these private-sector economists are forecasting continued growth for the Ontario economy over the rest of 2011 and the next three years. On average, private-sector forecasters are projecting growth of 1.9 per cent in 2012, 2.6 per cent in 2013 and 2.7 per cent in 2014.

TABLE 6. Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2011	2012	2013	2014
BMO Capital Markets (November)	2.1	1.9	—	—
Central 1 Credit Union (November)	2.1	1.8	2.6	3.3
Centre for Spatial Economics (November)	2.3	2.1	2.2	1.7
CIBC World Markets (November)	2.0	1.8	2.3	—
Conference Board of Canada (October)	1.8	2.2	3.3	2.7
Desjardins Group (October/September)	2.0	1.9	2.5	2.5
IHS Global Insight (November)	2.0	1.8	2.5	2.8
Laurentian Bank Securities (September)	1.8	1.9	—	—
National Bank (October)	2.1	1.6	—	—
RBC Financial Group (September)	2.3	2.4	—	—
Scotiabank Group (November)	2.0	1.5	—	—
TD Bank Financial Group (September)	2.3	2.1	2.7	—
University of Toronto (October)	1.8	1.8	3.0	3.2
Private-Sector Survey Average	2.0	1.9	2.6	2.7
Ontario’s Planning Assumption	1.8	1.8	2.5	2.6

Sources: Ontario Ministry of Finance Survey of Forecasts (November 8, 2011) and Ontario Ministry of Finance.

Chapter II: Ontario’s Economic Outlook

Comparison to the 2011 Ontario Budget

Forecasts for growth are lower than projected at the time of the 2011 Budget. The slower projected growth for Ontario reflects a weaker U.S. economic recovery as well as increased uncertainty surrounding the prospects for the global economy.

TABLE 7. Changes in Key Economic Forecast Assumptions 2011 Fall Economic Statement Compared to 2011 Budget

(Per Cent Change)

	2011		2012		2013
	2011 Budget	2011 FES	2011 Budget	2011 FES	2011 Budget	2011 FES
Real Gross Domestic Product	2.4	1.8	2.7	1.8	2.7	2.5
Nominal Gross Domestic Product	4.6	4.0	5.1	3.7	4.8	4.4
Retail Sales	4.1	3.4	4.3	4.0	4.0	3.9
Housing Starts (000s)	58.6	68.1	63.8	65.3	66.5	66.1
Personal Income	4.2	3.3	4.4	3.1	4.6	4.5
Labour Income	4.3	3.7	4.7	3.6	4.8	4.3
Corporate Profits	12.2	7.3	9.2	6.0	5.9	5.5
Employment	1.7	1.8	1.8	1.1	1.8	1.4
Job Creation (000s)	116	120	118	76	126	94
Key External Variables
WTI Crude Oil ($ US per Barrel)	99.7	93.6	102.2	89.7	100.6	89.5
U.S. Real Gross Domestic Product	3.1	1.8	3.3	2.1	3.2	2.8
Canadian Dollar (Cents US)	100.0	101.1	99.7	100.1	99.3	101.4
3-month Treasury Bill Rate* (Per Cent)	1.4	0.9	2.6	1.1	3.7	1.8
10-year Government Bond Rate* (Per Cent)	3.5	2.8	4.1	2.5	4.7	3.3

*	Government of Canada interest rates.

Sources: New York Mercantile Exchange, Blue Chip Economic Indicators (March, October and November 2011) and Ontario Ministry of Finance.

2011 Ontario Economic Outlook and Fiscal Review

CHAPTER III

FISCAL OUTLOOK

Chapter III: Fiscal Outlook

Highlights

☑	The Province remains on track to meet its fiscal targets, while making smart investments to encourage economic growth and job creation.

☑	2011–12 deficit outlook — $16.0 billion, $0.3 billion ahead of the 2011 Budget forecast target.

☑	The 2011 Budget outlined a plan to hold average annual growth in program expense to 1.4 per cent until the budget is balanced in 2017–18. Given the extended period of modest economic growth expected, the Commission on the Reform of Ontario’s Public Services is expected to recommend that the target for spending growth should be one per cent.

☑	The proposed Healthy Homes Renovation Tax Credit would be funded using reductions in other programs.

2011 Ontario Economic Outlook and Fiscal Review

Chapter III: Fiscal Outlook

Section A: Overview

Over the last eight months, the global economy has seen a widespread, downward shift in projections for economic growth. As a result of pressures from outside Ontario, the Province continues to face economic challenges. This means a modest pace of economic growth, which directly impacts how the government will manage fiscal planning. This is particularly relevant when it comes to balancing the implementation of new programs and protecting public services while meeting the targets for eliminating the deficit.

The 2011 Budget outlined a plan to hold average annual growth in program expense to 1.4 per cent until the budget is balanced in 2017–18. Given the extended period of modest economic growth expected, the Commission on the Reform of Ontario’s Public Services is expected to recommend that the target for spending growth should be one per cent. The government will consider this and other advice as it prepares for the 2012 Budget.

Consistent with this, any new spending initiatives will be paid for through offsetting savings from other areas or through the reform of public service delivery. The proposed Healthy Homes Renovation Tax Credit, if passed by the legislature, would help support jobs and economic activity while helping seniors live with independence and dignity in their own home. It also costs taxpayers less for care to be provided at home than in a long-term care facility. This new measure would be funded using reductions in other programs.

Eliminating the deficit by 2017–18 and maintaining balanced budgets beyond that time as demographic trends exert increasing pressure on government programs will require fundamental reform of the delivery of public services. The Commission on the Reform of Ontario’s Public Services will make recommendations for the government’s consideration in time for the 2012 Budget.

2011 Ontario Economic Outlook and Fiscal Review

The Province remains on track to meet the fiscal targets projected in the 2011 Budget and the First Quarter Ontario Finances. This includes a $16.0 billion deficit in 2011–12 and steadily declining deficits of $15.2 billion in 2012–13 and $13.3 billion in 2013–14.

This chapter outlines Ontario’s fiscal outlook for 2011–12 and the medium-term forecast for 2012–13 and 2013–14.

Chapter III: Fiscal Outlook

Section B: 2011–12 Fiscal Performance

The 2011–12 deficit is currently projected to be $16.0 billion, an improvement of $0.3 billion compared with the 2011 Budget and consistent with the outlook presented in the First Quarter Ontario Finances.

The Province’s total revenue for 2011–12 is projected to be $443 million lower than the 2011 Budget forecast. Excluding the impact of the one-time loan repayment from Chrysler Canada Inc. and other first-quarter changes, the revenue forecast is $778 million lower than in the 2011 Budget, mainly reflecting the impact of slower economic growth on Ontario’s revenue.

The 2011 Budget Plan included a $700 million reserve in 2011–12 to protect against the potential impact of events that could deteriorate the Province’s fiscal performance. The reserve for 2011–12 has been reduced by $500 million to counter the impact of slower economic growth on Ontario’s fiscal performance. This amount is less than the $778 million decrease in revenue since the first quarter.

Program expense has been maintained at 2011 Budget levels. Total expense is projected to decrease primarily due to lower interest on debt expense resulting from lower interest rates than projected at the time of the Budget and the lower deficit in 2010–11.

2011 Ontario Economic Outlook and Fiscal Review

TABLE 1. 2011–12 In-Year Fiscal Performance1

($ Millions)

	Budget Plan	Current Outlook	Change Since Budget
Revenue[2]	108,717	108,275	(443)
Expense
Programs	114,043	113,971	(72)
Interest on Debt	10,290	10,097	(193)

Total Expense	124,333	124,068	(264)
Reserve	700	200	(500)

Surplus/(Deficit)	(16,316)	(15,994)	322

[1]	Budget plan revenue and expense have been restated from what was shown in the 2011 Budget to reflect a fiscally neutral accounting change. See note at the bottom of Table 11 for more information.
[2]	Excluding the impact of the one-time loan repayment from Chrysler and other first-quarter changes, total revenue declined by $778 million.

Note: Numbers may not add due to rounding.

Chapter III: Fiscal Outlook

2011–12 Revenue Changes Since the 2011 Budget

The 2011–12 revenue projection at $108,275 million is $443 million lower than the 2011 Budget outlook as a result of slower economic growth. The revenue decline in 2011–12 is mitigated by the Chrysler loan repayment previously announced in the First Quarter Ontario Finances.

TABLE 2. Summary of Revenue Changes Since the Budget1

($ Millions)

		2011–12
Taxation
Personal Income Tax	(721)
Corporations Tax	30
Ontario Health Premium	(129)
Land Transfer Tax	125
Other Taxes	59
Electricity Payments-in-Lieu of Taxes	(14)

Total Taxation		(650)
Government of Canada		(175)
Government Business Enterprises		(39)
Other Non-Tax Revenue
Chrysler Loan Repayment	468
Other Non-Tax Revenue	(46)

Total Other Non-Tax Revenue		422

Total Revenue Changes Since the Budget		(443)

[1]	See note at the bottom of Table 11 for more information regarding the fiscally neutral accounting change.

Note: Numbers may not add due to rounding.

Details of 2011–12 In-Year Revenue Changes

Key revenue changes since the 2011 Budget forecast include:

•

Personal Income Tax (PIT) revenue is projected to be $721 million, or 2.8 per cent, lower due to slower 2011 and 2012 economic growth and weaker 2010 results based on tax returns processed since the 2011 Budget. The PIT change also reflects a positive $27 million impact in 2011–12 due to the 2011 federal budget measures as previously announced in the First Quarter Ontario Finances.

2011 Ontario Economic Outlook and Fiscal Review

•	Corporations Tax (CT) revenue is up $30 million, reflecting the impact of the 2011 federal budget measures as previously announced in the First Quarter Ontario Finances.

•

Ontario Health Premium revenue is projected to be $129 million, or 4.2 per cent, lower due to slower economic growth in 2011 and 2012 and weaker 2010 results based on tax returns processed since the 2011 Budget.

•	Land Transfer Tax revenue is expected to be $125 million, or 10.0 per cent, higher consistent with recent strength in the Ontario housing market.

•	Other Taxes are forecast to be $59 million higher due to stronger 2011 instalment payments and prior-year reassessments of Mining Tax.

•

Electricity Payments-in-Lieu of Taxes are $14 million lower due to the Ontario Energy Board’s March 10, 2011 decision with respect to Ontario Power Generation Inc.’s rate application for 2011 and 2012, previously reported in the First Quarter Ontario Finances.

•

Government of Canada transfers are projected to decrease by $175 million, or 0.8 per cent, largely due to a $150 million downward revision to Ontario’s Equalization entitlement for 2011–12. This is a result of the federal government calculation error as previously reported in the First Quarter Ontario Finances. In addition, there is a $36 million reduction in infrastructure revenue related to the federal Residential Rehabilitation Assistance Program funding that will now flow directly from the federal government to municipalities rather than through the Province. These decreases are partially offset by an $11 million increase for approved projects under the Ontario Small Town and Rural Development Infrastructure Initiative as previously announced in the First Quarter Ontario Finances.

•	The $39 million decrease in net income from Government Business Enterprises reflects the Ontario Energy Board decision noted above.

Chapter III: Fiscal Outlook

•	Other Non-Tax Revenue is projected to increase by $422 million, largely reflecting:

•	a $468 million gain from Chrysler’s repayment of an Ontario loan as previously announced in the First Quarter Ontario Finances; and

•	a $46 million fiscally neutral net decrease in Non-Tax Revenue reflecting revenue changes that have been offset by lower 2011–12 expense.

2011–12 Expense Changes Since the 2011 Budget

Total expense has decreased by $264.4 million primarily due to lower interest on debt expense resulting from lower interest rates than forecast at the time of the 2011 Budget and the lower deficit in 2010–11.

TABLE 3. Summary of Expense Changes Since the Budget1

($ Millions)

2011–12
Program Expense Changes
Proposed Healthy Homes Renovation Tax Credit	60.0
Savings in business support programs and tax-related expenditures	(60.0)
Emergency forest firefighting	175.0
Pan/Parapan American Games athletes’ village	52.0
Other program expenses	9.6
Contingency funds	(308.1)

Total Program Expense Changes	(71.6)
Interest on Debt	(192.9)

Total Expense Changes Since the Budget	(264.4)

[1]	See note at the bottom of Table 11 for more information regarding the fiscally neutral accounting change.

Note: Numbers may not add due to rounding.

Details of 2011–12 In-Year Expense Changes

Key 2011–12 expense changes from the 2011 Budget forecast include:

•	An increase of $60.0 million for the proposed Healthy Homes Renovation Tax Credit.

2011 Ontario Economic Outlook and Fiscal Review

•

$60.0 million in savings in business support programs and tax-related expenditures, identified from lower spending on existing business support programs in the Ministry of Economic Development and Trade, as well as lower-than-forecast costs for tax-related expenditures in the Ministry of Revenue. These savings fully offset the cost of the proposed Healthy Homes Renovation Tax Credit in 2011–12.

•

An increase of $175.0 million for emergency forest firefighting, to provide additional resources during the 2011 fire season, the second-largest fire season for hectares burned since recordkeeping began in 1917.

•

An increase of $52.0 million for the Pan/Parapan American Games athletes’ village to support initial construction work at the site of the village. The work will move forward construction costs that were planned for future years, and will help ensure Ontario is ready for the Games in 2015 without increasing the total cost of the village.

•

A net increase of $9.6 million in other program expenses, including Disaster Relief Assistance for the Town of Goderich, the surrounding area and victims impacted by the August 2011 tornado; and for Ontario Bridge Training programs.

•	A net decrease of $308.1 million in the contingency funds, reflecting the balance of changes in program expense.

Interest on Debt expense is $192.9 million lower than forecast in the 2011 Budget. This reduction primarily reflects the impact of lower interest rates than those projected at the time of the Budget, and the lower deficit in 2010–11.

Chapter III: Fiscal Outlook

Section C: Ontario’s Medium-Term Fiscal Outlook

Medium-Term Revenue Outlook

The medium-term revenue forecast reflects the Ministry of Finance’s economic outlook and the estimated impact of government policy measures.

TABLE 4. Summary of Medium-Term Revenue Outlook1

($ Billions)

	Actual 2010–11	Projected Outlook
Revenue		2011–12	2012–13	2013–14
Taxation Revenue	71.1	74.6	77.8	81.1
Government of Canada	23.0	21.6	21.6	22.8
Income from Government Business Enterprises	4.6	4.5	4.8	5.2
Other Non-Tax Revenue	7.9	7.6	7.2	7.2

Total Revenue	106.7	108.3	111.3	116.3

[1]	See note at the bottom of Table 11 for more information regarding the fiscally neutral accounting change.

Note: Numbers may not add due to rounding.

The medium-term Taxation Revenue outlook reflects current revenue information and projections for the Province’s economic growth as outlined in Chapter II: Ontario’s Economic Outlook.

The forecast for Government of Canada transfers is based on existing federal–provincial funding arrangements. The decline from 2010–11 to 2011–12 is largely due to the decline in federal transitional assistance related to the introduction of the Harmonized Sales Tax and lower stimulus funding for infrastructure and labour market programs.

2011 Ontario Economic Outlook and Fiscal Review

The outlook for Income from Government Business Enterprises (GBEs) is based on projections from the GBEs. Revenue is projected to decline slightly in 2011–12, largely due to the Ontario Lottery and Gaming Corporation’s strong performance in 2010–11, and Ontario First Nations’ receipt, beginning in 2011, of 1.7 per cent of gross gaming revenues under the Gaming Revenue Sharing and Financial Agreement, projected at $117 million in 2011–12. Over the forecast period, revenue is projected to grow at an average annual rate of 4.4 per cent. The forecast for GBEs includes $200 million in efficiencies by 2013–14 that the government has instructed its agencies to deliver.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The decrease in 2011–12 reflects the government’s previously announced decision to upload the municipal share of Ontario Disability Support Program costs and the full-year impact of the replacement of certain alcohol charges, including Beer and Wine Fees, with taxes beginning on July 1, 2010. The further decline in 2012–13 reflects one-time factors that boosted Non-Tax Revenues in each of 2010–11 and 2011–12. These included, in 2010–11, the sale of a portion of the Province’s General Motors shares and the Province’s share of civil agreements with certain tobacco manufacturers and, in 2011–12, receipts from the repayment of an Ontario loan by Chrysler, as discussed in the First Quarter Ontario Finances.

Chapter III: Fiscal Outlook

Medium-Term Revenue Changes Since the 2011 Budget

TABLE 5. Summary of Medium-Term Revenue Changes Since the Budget1

($ Billions)

Source of Change	2011–12	2012–13	2013–14
Taxation Revenue	(0.7)	(0.5)	(0.6)
Equalization Payments	(0.2)	(0.2)	(0.3)
Other Revenue	0.4	0.0	0.0

Total Revenue Changes	(0.4)	(0.8)	(0.9)

[1]	See note at the bottom of Table 11 for more information regarding the fiscally neutral accounting change.

Note: Numbers may not add due to rounding.

The lower medium-term revenue outlook is largely due to lower taxation revenue and a downward revision to Ontario’s Equalization entitlement for 2011–12 as a result of a federal government calculation error.

The outlook for Taxation Revenue is lower due to slower economic growth and a lower estimated 2010 tax base indicated by tax returns processed since the 2011 Budget. There is an additional one-time impact in 2011–12 reflecting variances from the 2010–11 Public Accounts.

Equalization Payments are lower over the medium term due to a downward revision to Ontario’s entitlement for 2011–12 as a result of a federal government calculation error. This revision impacted the forecast going forward.

The $0.4 billion increase in Other Revenue in 2011–12 largely reflects Chrysler’s repayment of its Ontario loan discussed above. The forecast for Other Revenue also reflects fiscally neutral revenue changes referenced in Section B of this chapter.

2011 Ontario Economic Outlook and Fiscal Review

Medium-Term Expense Outlook

Total expense is projected to grow to $128.7 billion by 2013–14 — below the forecast included in the 2011 Budget — primarily due to lower interest on debt expense.

Program expense over the medium term is consistent with the 2011 Budget Plan. This includes the impact of the proposed Healthy Homes Renovation Tax Credit announced in this Ontario Economic Outlook and Fiscal Review to help support jobs and economic activity, which has been accommodated without increasing overall program spending.

The government is committed to balancing the implementation of new programs and protecting public services while meeting the targets for eliminating the deficit.

Chapter III: Fiscal Outlook

Medium-Term Fiscal Outlook

Despite forecasts of slower economic growth, the Province is on track to meet the fiscal targets laid out in the 2011 Budget. Ontario’s fiscal outlook continues to project steadily declining deficits of $16.0 billion in 2011–12, $15.2 billion in 2012–13 and $13.3 billion in 2013–14.

Provincial revenue is now projected to grow at a slower rate than forecast, primarily due to lower economic growth projections for Ontario.

Total expense is now forecast to be lower than projected at the time of the 2011 Budget, primarily due to lower interest on debt expense.

A $1.0 billion reserve has been maintained for 2012–13 and 2013–14, recognizing ongoing global economic uncertainty and the significant volatility that could cause variances to both the Province’s revenue and expense outlooks.

To continue the progress Ontarians have made in building strong public health care and education, the Province must now sharpen its focus on managing growth in spending. Ontario has had success in meeting this challenge in the very recent past by lowering growth in program spending from about seven per cent to approximately four per cent last year.

The government remains committed to the fiscal targets laid out in the 2011 Budget. At that time the government presented a plan to hold average annual growth in program expense to 1.4 per cent until the budget is balanced in 2017–18. The Province will have to find better, more efficient ways to invest in key priority areas. Given the current economic uncertainty, the Commission on the Reform of Ontario’s Public Services is expected to recommend that the target for spending growth should be one per cent. The government will consider this and other advice as it prepares for the 2012 Budget.

2011 Ontario Economic Outlook and Fiscal Review

Chapter III: Fiscal Outlook

Section D: Federal–Provincial Fiscal Arrangements

Over the last few years, the Province has worked with the federal government to promote economic growth and job creation to meet the challenge of a global recession, including providing financial support to the auto industry. The Province has also urged the federal government to address unfair treatment of Ontarians in the Canadian federation. Progress has been made on both these fronts, including recent federal legislation to increase the number of Ontario’s representatives in the federal House of Commons by 15 to 121. But more work remains to be done.

Historically, Ontario has been Canada’s economic engine, supporting investments in other provinces and the delivery of vital public services across the country. While Ontario’s economy has in many respects recovered from the global recession, continuing global economic uncertainty requires ongoing and enhanced investment in the foundation for sustained economic growth and job creation.

A key component of sustained economic growth and job creation is a strong workforce. Although the Province continues to invest in the tools that Ontarians need to prosper in the new economy, the federal Employment Insurance program is still failing to meet the needs of Ontario’s unemployed workers and the modern labour market.

The federal government supports industries like the oil industry. Ontario looks to the federal government to invest in the province’s future as a leader in green energy.

Ontario welcomes the federal government’s commitment to a six per cent annual increase in the Canada Health Transfer for the duration of the next health accord. The Province has called on the federal government to begin discussions with provincial and territorial governments on a new Ten-Year Health Accord, which would also include additional funding for seniors’ care and home care. These discussions must start as soon as possible in order to complete a new accord by the end of 2012.

2011 Ontario Economic Outlook and Fiscal Review

In 2011–12, the Ontario government expects to receive $2.2 billion in Equalization payments, while Ontarians will contribute about $5.8 billion to the program. The $3.6 billion difference between what Ontarians pay into the Equalization program and the Province receives back from the program enables other provinces to reduce taxes, build roads and deliver public services to the people who live there.

Ontario is the only province that receives Equalization payments and that also sees its taxpayers pay more into the program than their government receives. Although the Province will receive 15 per cent of Equalization payments this year, Ontario taxpayers will contribute almost 40 per cent of the program’s cost. That is unfair. Equalization to other provinces costs each Ontarian about $270 this year.

Chapter III: Fiscal Outlook

Canada’s transfer system should help — not hinder — the Ontario government’s ability to invest in the provincial economy. Reform of the federal transfer system must include more than the Canada Health Transfer. Increases in the Canada Health Transfer must not come at the expense of other important transfers such as the Canada Social Transfer and those that support services and programs like labour-market training, reducing health care wait times and infrastructure.

Federal initiatives should not undermine the ability of provincial governments to fund and deliver services that their taxpayers require, like health care and education, by forcing scarce resources to be diverted elsewhere. Accordingly, Ontario recently joined the Quebec government in asking the federal government to provide additional funding to address any provincial costs that may result from proposed changes to the criminal justice system. Ontario is also calling on the federal government to ensure that proposed measures such as income splitting and Tax-Free Savings Accounts do not adversely affect the Province’s capacity to fund core public services.

Ontarians demand that their federal and provincial governments work together. They also rightly demand that, as taxpayers, they be treated fairly.

The Ontario government looks forward to working with the federal government and other provincial and territorial governments to realize a comprehensive, equitable and efficient system of federal transfers that supports the sustainable delivery of quality services like health care across the country.

2011 Ontario Economic Outlook and Fiscal Review

Chapter III: Fiscal Outlook

Section E: Details of Ontario’s Finances

This section provides information on the Province’s current fiscal outlook, historical financial performance and key fiscal indicators.

TABLE 6. Medium-Term Fiscal Plan and Outlook

($ Billions)

	Actual	Projected Outlook
	2010–11[1]	2011–12	2012–13	2013–14
Revenue	106.7	108.3	111.3	116.3
Expense
Programs	111.2	114.0	114.9	117.0
Interest on Debt[2]	9.5	10.1	10.6	11.7

Total Expense	120.7	124.1	125.5	128.7
Reserve	—	0.2	1.0	1.0

Surplus/(Deficit)	(14.0)	(16.0)	(15.2)	(13.3)

Net Debt	214.5	238.4	261.8	281.8
Accumulated Deficit	144.6	160.6	175.7	189.1

[1]	In the 2011 Budget, the interim projection for the 2010–11 deficit was $16.7 billion.
[2]

Interest on Debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2010–11, $0.3 billion in 2011–12, $0.3 billion in 2012–13 and $0.4 billion in 2013–14.

Note: Numbers may not add due to rounding.

2011 Ontario Economic Outlook and Fiscal Review

TABLE 7. Revenue

($ Millions)

	2008–09	2009–10	Actual 2010–11	Current Outlook 2011–12
Taxation Revenue
Personal Income Tax	25,738	23,393	23,624	24,779
Sales Tax[1]	17,021	17,059	18,813	20,134
Corporations Tax	6,748	5,615	8,383	8,904
Education Property Tax[2]	5,696	5,626	5,913	5,727
Employer Health Tax	4,617	4,545	4,733	4,991
Ontario Health Premium	2,776	2,763	2,934	2,945
Gasoline Tax	2,323	2,336	2,358	2,392
Land Transfer Tax	1,013	1,015	1,247	1,374
Tobacco Tax	1,044	1,083	1,160	1,142
Fuel Tax	698	658	702	721
Beer and Wine Tax (replacing Fees)[3]	—	—	397	538
Electricity Payments-In-Lieu of Taxes	830	516	321	518
Other Taxes	352	322	562	455

	68,856	64,931	71,147	74,620
Government of Canada
Canada Health Transfer	8,942	9,791	10,184	10,713
Canada Social Transfer	4,079	4,204	4,330	4,460
Equalization	—	347	972	2,200
Infrastructure Programs	151	990	1,712	513
Labour Market Programs	797	1,253	1,201	891
Social Housing	520	498	493	482
Wait Times Reduction Fund	235	97	97	97
Other Federal Payments	1,867	1,440	4,052	2,200

	16,591	18,620	23,041	21,556
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,921	1,924	1,956	1,738
Liquor Control Board of Ontario	1,410	1,440	1,562	1,641
Ontario Power Generation Inc./Hydro One Inc.	713	854	1,048	1,092
Other Government Enterprises	(2)	(23)	—	—

	4,042	4,195	4,566	4,471
Other Non-Tax Revenue
Reimbursements	1,379	1,429	1,036	791
Vehicle and Driver Registration Fees	1,034	1,057	1,080	1,084
Electricity Debt Retirement Charge	970	907	944	931
Power Supply Contract Recoveries	953	1,409	1,288	1,351
Sales and Rentals	733	647	1,015	1,021
Other Fees and Licences	683	717	715	788
Beer and Wine Fees (replaced by Tax)[3]	459	451	181	—
Net Reduction of Power Purchase Contract Liability	373	348	339	317
Royalties	205	228	145	218
Miscellaneous Other Non-Tax Revenue	655	854	1,161	1,127

	7,444	8,047	7,904	7,628

Total Revenue	96,933	95,793	106,658	108,275

[1]

Sales Tax in 2010–11 includes Retail Sales Tax (RST) and Harmonized Sales Tax (HST). The RST was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered HST. Sales Tax revenue includes the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.

[2]	Education Property Tax revenue includes the property tax credit component of the Ontario Energy and Property Tax Credit.
[3]	Beer and Wine Tax replaces reduced Beer and Wine Fees and the reduced sales tax on alcohol. There is no net new revenue for the Province.

Note: Numbers may not add due to rounding.

Chapter III: Fiscal Outlook

TABLE 8. Total Expense

($ Millions)

Ministry Expense	2008–09	2009–10	Actual 2010–11	Current Outlook 2011–12
Aboriginal Affairs	55	67	71	77.1
Agriculture, Food and Rural Affairs[1]	877	1,265	888	1,244.3
Attorney General	1,749	1,663	1,737	1,907.9
Board of Internal Economy	188	187	194	293.9
Children and Youth Services	3,223	3,588	3,835	3,947.5
Citizenship and Immigration	89	101	106	114.5
Community and Social Services	7,992	8,621	9,148	9,770.0
Community Safety and Correctional Services	2,121	2,201	2,610	2,755.5
Consumer Services	18	17	18	20.4
Economic Development and Trade	245	223	267	343.1
Education[1]	20,471	21,177	21,850	23,212.0
Energy[1]	326	469	700	335.5
Environment[1]	379	375	521	526.1
Executive Offices	35	34	32	32.4
Finance[1]	602	492	496	552.0
Francophone Affairs, Office of	5	5	5	5.5
Government Services[1]	945	1,113	973	1,081.5
Health and Long-Term Care	40,352	42,725	44,085	47,128.5
Health Promotion and Sport[1]	382	385	385	398.4
Infrastructure[2]	(75)	(178)	(246)	(72.7)
Labour	177	179	187	190.8
Municipal Affairs and Housing[1]	725	664	672	608.8
Natural Resources	605	624	676	822.9
Northern Development, Mines and Forestry	645	653	823	846.2
Research and Innovation[1]	295	333	349	369.5
Revenue[1]	635	1,129	900	904.2
Tourism and Culture[1]	566	668	793	900.5
Training, Colleges and Universities[1]	6,081	6,479	6,501	6,998.3
Transportation[1]	2,033	2,092	2,263	2,348.4
Interest on Debt[3]	8,566	8,719	9,480	10,096.9
Other Expense[1]	3,035	8,985	10,350	7,383.2
Year-End Savings[4]	—	—	—	(1,075.0)

Total Expense	103,342	115,055	120,669	124,068.1

[1]	Details on other ministry expense can be found in Table 9, Other Expense.
[2]	Credit expense amounts are a result of adjustments between the Ministry of Infrastructure and other ministries to reflect consolidated net spending on realty assets for the year.
[3]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $203 million in 2010–11 and $268 million in 2011–12.
[4]

As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies and changes in project start-ups and implementation plans.

Notes: Future updates will reflect the impact of recently announced ministry restructuring. Numbers may not add due to rounding.

2011 Ontario Economic Outlook and Fiscal Review

TABLE 9. Other Expense

($ Millions)

Ministry Expense	2008–09	2009–10	Actual 2010–11	Current Outlook 2011–12
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	—	618	1,496	293.4
Time-Limited Assistance	13	27	9	—
Education
Teachers’ Pension Plan[1]	50	255	522	526.0
Energy
Ontario Clean Energy Benefit	—	—	300	1,135.0
Environment
One-Time Investments	68	37	—	—
Finance
One-Time Automotive Sector Support[2]	75	3,022	—	—
Ontario Municipal Partnership Fund	905	781	684	623.7
Operating Contingency Fund	—	—	—	359.5
Pension Benefit Guarantee Fund	—	500	—	—
Power Supply Contract Costs	953	1,409	1,288	1,351.0
Government Services
Pension and Other Employee Future Benefits	971	949	1,182	1,341.0
Health Promotion and Sport
Time-Limited Investments in Infrastructure	—	48	288	44.2
Time-Limited Investments to Support Pan/Parapan Am Games	—	—	15	28.3
Infrastructure
Capital Contingency Fund	—	—	—	32.3
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	—	585	668	58.7
One-Time Assistance	—	—	21	—
Research and Innovation
One-Time Investments	—	5	—	—
Revenue
Harmonized Sales Tax Transitional Support	—	—	3,039	1,440.6
Tourism and Culture
One-Time Investments	—	—	22	3.1
Training, Colleges and Universities
Time-Limited Investments	—	559	816	146.3
Transportation
One-Time Transit and Infrastructure Investments	—	190	—	—

Total Other Expense	3,035	8,985	10,350	7,383.2

[1]	Numbers reflect PSAB pension expense. Ontario’s matching contributions to the plan grow from $1,070 million in 2008–09 to $1,381 million in 2011–12.
[2]	Reflects the fiscal impact of Ontario’s $4.6 billion in support to the automotive industry.

Notes: Future updates will reflect the impact of recently announced ministry restructuring details. Numbers may not add due to rounding.

Chapter III: Fiscal Outlook

TABLE 10. 2011–12 Infrastructure Expenditures

($ Millions)

		2011–12 Current Outlook
Sector	Total Infrastructure Expenditures 2010–11 Actual	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures
Transportation
Transit	1,735	2,093	391	2,483
Provincial Highways	1,925	2,114	—	2,114
Other Transportation[3]	769	712	92	804
Health
Hospitals	2,625	2,620	10	2,630
Other Health	439	120	171	291
Education	1,714	2,092	30	2,121
Postsecondary
Colleges	344	168	—	168
Universities	105	—	107	107
Water/Environment	245	41	249	290
Municipal and Local Infrastructure	514	134	183	316
Justice	613	851	52	903
Other	583	707	18	725
Short-Term Stimulus Investments	3,598	42	451	493

Subtotal	15,209	11,692	1,754	13,447
Less: Other Partner Funding[4]	597	674	—	674

Total Excluding Partner Funding	14,612	11,019	1,754	12,773
Less: Flow-Throughs[5]	340	96	578	673

Total Provincial Expenditure[6]	14,272	10,923	1,177	12,100

[1]	Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $268 million.
[2]	Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
[3]	Other Transportation includes planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/ local roads, remote airports).
[4]	Third-party contributions to capital investment in the consolidated sectors (schools, colleges and hospitals).
[5]	Mostly federal government transfers for capital investments.
[6]

Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.8 billion for 2010–11. This includes a one-time adjustment of $0.3 billion for consolidation of a number of agencies. This also includes adjustments for the net book value of assets disposed of during the year, as well as changes in valuation.

Note: Numbers may not add due to rounding.

2011 Ontario Economic Outlook and Fiscal Review

TABLE 11. Ten-Year Review of Selected Financial and Economic Statistics1

($ Millions)

	2002–03[2]	2003–04	2004–05
Financial Transactions
Revenue	74,675	74,269	83,861
Expense
Programs	64,864	70,148	76,048
Interest on Debt[4]	9,694	9,604	9,368

Total Expense	74,558	79,752	85,416
Reserve	—	—	—

Surplus/(Deficit)	117	(5,483)	(1,555)

Net Debt[5]	132,647	138,816	140,921
Accumulated Deficit	118,705	124,188	125,743
Gross Domestic Product (GDP) at Market Prices	477,763	493,081	516,106
Personal Income	369,420	381,127	400,994
Population — July (000s)	12,091	12,242	12,391
Net Debt per Capita (dollars)	10,971	11,339	11,373
Personal Income per Capita (dollars)	30,553	31,133	32,362
Interest on Debt as a per cent of Revenue	13.0	12.9	11.2
Net Debt as a per cent of GDP	27.8	28.2	27.3
Accumulated Deficit as a per cent of GDP	24.8	25.2	24.4

[1]	Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget.
[2]

Starting in 2002–03, investments in major tangible capital assets owned by the Province (land, buildings and transportation infrastructure) have been capitalized and amortized to expense over their useful lives. Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.

[3]

Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.

[4]	Interest on Debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11 and $268 million in 2011–12.
[5]

Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated from 2003–04 to 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.

Sources: Ontario Ministry of Finance and Statistics Canada.

Chapter III: Fiscal Outlook

2005–06[3]	2006–07	2007–08	2008–09	2009–10[2]	Actual 2010–11	Current Outlook 2011–12

90,305	96,640	103,579	96,933	95,793	106,658	108,275

80,988	85,540	94,065	94,776	106,336	111,189	113,971
9,019	8,831	8,914	8,566	8,719	9,480	10,097

90,007	94,371	102,979	103,342	115,055	120,669	124,068
—	—	—	—	—	—	200

298	2,269	600	(6,409)	(19,262)	(14,011)	(15,994)

152,702	153,742	156,616	169,585	193,589	214,511	238,368
109,155	106,776	105,617	113,238	130,957	144,573	160,567
537,383	560,576	583,946	587,055	581,635	612,494	636,996
419,457	442,736	466,051	479,217	480,061	500,048	516,550
12,528	12,665	12,793	12,934	13,073	13,228	13,373
12,189	12,139	12,242	13,112	14,808	16,216	17,825
33,482	34,957	36,430	37,051	36,722	37,802	38,626
10.0	9.1	8.6	8.8	9.1	8.9	9.3
28.4	27.4	26.8	28.9	33.3	35.0	37.4
20.3	19.0	18.1	19.3	22.5	23.6	25.2

Note:	Revenue and expense from the 2011 Budget and First Quarter Ontario Finances have both increased by identical amounts ($0.3 billion) from the original presentation to reflect a fiscally neutral reclassification of three government agencies (Algonquin Forestry Authority, Niagara Parks Commission and Ontario Clean Water Agency) from government business enterprises to other government organizations since they no longer meet the criteria for classification as government business enterprises. As well, three other government organizations (Forestry Renewal Trust, Ontario Arts Council and Ottawa Convention Centre) have recently crossed the threshold for consolidation. Although the consolidation of these organizations resulted in a one-time increase to revenue in the 2010–11 Public Accounts ($0.2 billion), these changes are not expected to impact the Province’s annual forecasted surplus/deficit.

2011 Ontario Economic Outlook and Fiscal Review

Chapter III: Fiscal Outlook

2011 Ontario Economic Outlook and Fiscal Review

CHAPTER IV

BORROWING AND

DEBT MANAGEMENT

Chapter IV: Borrowing and Debt Management

Highlights

☑	The total long-term public borrowing requirement over the forecast period has been reduced by $3.6 billion compared to the 2011 Budget, primarily because of the lower deficit recorded in the 2010–11 Public Accounts and the lower projected deficit in 2011–12.

☑	Long-term public borrowing for 2011–12 will remain at the Budget forecast of $35 billion to smooth the borrowing program over the next three years while taking advantage of historically low interest rates and robust demand for Ontario long-term debt.

☑	Interest on debt (IOD) expense in 2011–12, at $10,097 million, is $193 million less than forecast in the 2011 Budget. This reduction in IOD primarily reflects the impact of lower interest rates and the lower deficit in 2010–11.

☑	Total debt is projected to be $257.3 billion as at March 31, 2012.

☑	Net debt is projected to be $238.4 billion as at March 31, 2012.

2011 Ontario Economic Outlook and Fiscal Review

Long-Term Public Borrowing

The forecast long-term public borrowing requirement for 2011–12 is $35.0 billion. As at November 15, 2011, $24.3 billion, or 70 per cent, of the long-term borrowing requirement was completed. This figure includes Ontario Savings Bond sales of $0.6 billion.

The Province has been able to continue to extend the term to maturity of its debt while locking in interest rates below the forecast used in the 2011 Budget. The weighted-average term to maturity of long-term provincial debt issued so far in 2011–12 is 11.6 years, compared to 12.8 years for 2010–11 and 8.1 years for 2009–10. This term to maturity extension reduces refinancing risks and helps offset the impact of expected higher interest rates in future years on the Province’s interest on debt (IOD) costs.

The IOD expense in 2011–12, at $10,097 million, is $193 million less than forecast in the 2011 Budget. This reduction in IOD primarily reflects the impact of lower interest rates and the lower deficit in 2010–11.

So far this year, Ontario has issued $18.2 billion (almost 75 per cent) in the Canadian dollar market, well above the 60 per cent target set out in the 2011 Budget. The Province now expects to end the year with more than 70 per cent of its borrowing in this market.

Chapter IV: Borrowing and Debt Management

Canadian dollar borrowing has been completed through a number of instruments:

•	syndicated issues

•	floating rate notes

•	Ontario Savings Bonds.

2011 Ontario Economic Outlook and Fiscal Review

International markets have remained an important source of funding for Ontario this year. About $6.2 billion, or over 25 per cent, of borrowing has been completed in foreign currencies:

•	three Global bonds in U.S. dollars

•	two Euro Medium-Term Notes (EMTNs) in Norwegian kroner

•	a Kangaroo bond in Australian dollars.

Chapter IV: Borrowing and Debt Management

TABLE 1.	2011–12 Borrowing Program:
Province and Ontario Electricity Financial Corporation (OEFC)

($ Billions)

	Budget Plan	Current Outlook	In-Year Change
Deficit	16.3	16.0	(0.3)
Investment in Capital Assets	10.9	10.9	—
Non-Cash Adjustments	(3.6)	(3.6)	—
Net Loans/Investments	2.7	2.4	(0.3)
Debt Maturities	13.9	13.9	—
Debt Redemptions	0.5	0.3	(0.2)

Total Funding Requirement	40.7	40.0	(0.7)

Canada Pension Plan Borrowing	(1.1)	(1.1)	—
Decrease/(Increase) in Short-Term Borrowing	—	0.7	0.7
Increase/(Decrease) in Cash and Cash Equivalents	(4.6)	(7.8)	(3.2)
Provision for Debt Buy-Backs	—	3.2	3.2

Total Long-Term Public Borrowing	35.0	35.0	—

Note: Numbers may not add due to rounding.

The lower deficit in 2010–11 resulted in the Province beginning 2011–12 with higher cash reserves than forecast at the time of the 2011 Budget. Still, long-term public borrowing will remain at the Budget forecast of $35 billion this fiscal year. This will allow the Province to smooth the borrowing program over the next three years, while taking advantage of historically low interest rates and robust demand for Ontario long-term debt.

The Province plans to buy back debt maturing over the next two fiscal years, as reflected in a new line in Tables 1 and 2, “Provision for Debt Buy-Backs,” if the opportunity arises. These debt buy-backs would result in the Province reducing Cash and Cash Equivalents by $3.2 billion more than forecast at the time of the Budget, while still ending fiscal 2011–12 with the same level of cash reserves as was targeted in the Budget.

2011 Ontario Economic Outlook and Fiscal Review

TABLE 2.	Medium-Term Borrowing Outlook:
Province and Ontario Electricity Financial Corporation (OEFC)

($ Billions)

	2011–12	2012–13	2013–14
Deficit	16.0	15.2	13.3
Investment in Capital Assets	10.9	11.5	10.5
Non-Cash Adjustments	(3.6)	(3.4)	(3.9)
Net Loans/Investments	2.4	1.2	1.0
Debt Maturities	13.9	17.3	23.8
Debt Redemptions	0.3	0.3	0.3

Total Funding Requirement	40.0	42.1	45.1

Canada Pension Plan Borrowing	(1.1)	(0.8)	—
Decrease/(Increase) in Short-Term Borrowing	0.7	(3.0)	(3.0)
Increase/(Decrease) in Cash and Cash Equivalents	(7.8)	—	—
Provision for Debt Buy-Backs	3.2	(1.2)	(2.0)

Total Long-Term Public Borrowing	35.0	37.2	40.0

Note: Numbers may not add due to rounding.

The total long-term public borrowing requirement over the forecast period has been reduced by $3.6 billion compared to the 2011 Budget, primarily because of the lower deficit recorded in the 2010–11 Public Accounts and the lower projected deficit in 2011–12.

The availability of debt to buy back at fair prices with the appropriate accounting treatment will determine whether the Province proceeds with the planned debt buy-backs. If it is not cost effective to buy back debt, the Province will finish the year with higher cash reserves than targeted in the Budget. Either buying back debt, or retaining higher cash reserves, will have the same impact of decreasing the Province’s net debt from the Budget forecast.

Chapter IV: Borrowing and Debt Management

Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $257.3 billion as at March 31, 2012, compared to $236.6 billion as at March 31, 2011.

Ontario’s net debt is the difference between total liabilities and total financial assets. It is projected to be $238.4 billion as at March 31, 2012, compared to $241.5 billion forecast in the 2011 Budget. Net debt was $214.5 billion as at March 31, 2011.

Total Debt Composition

Total debt is composed of bonds issued in both the short- and long-term public capital markets and non-public debt.

Ontario had total debt of $251.9 billion as at September 30, 2011. Public debt totalled $236.8 billion, primarily consisting of bonds issued in the long-term markets in Canadian dollars, and internationally in U.S. dollars and nine other currencies. The Province also had $15.1 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt mainly consists of debt instruments issued to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

2011 Ontario Economic Outlook and Fiscal Review

Debt-to-GDP Ratios

The Province’s debt-to-GDP ratios are expected to increase due to the projected deficits. The ratios will stabilize and begin to decline as the deficit is eliminated.

Chapter IV: Borrowing and Debt Management

2011 Ontario Economic Outlook and Fiscal Review

Chapter IV: Borrowing and Debt Management

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt was 4.43 per cent as at September 30, 2011 (March 31, 2011, 4.54 per cent).

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at September 30, 2011, the net interest rate resetting exposure was 5.8 per cent and foreign exchange exposure was 1.1 per cent.

All exposures have remained well below policy limits in 2011–12.

2011 Ontario Economic Outlook and Fiscal Review

Chapter IV: Borrowing and Debt Management

2011 Ontario Economic Outlook and Fiscal Review

CHAPTER V

TAXATION AND PENSIONS

Chapter V: Taxation and Pensions

Highlights

☑	Ontario’s Tax Plan for Jobs and Growth is providing $12 billion in tax relief for people and more than $4.8 billion in business tax relief over three years, beginning in 2010–11.

☑	The proposed Healthy Homes Renovation Tax Credit would allow seniors or family members who are sharing a home with a senior to claim a refundable tax credit for permanent modifications that improve accessibility or help a senior be more functional or mobile at home.

2011 Ontario Economic Outlook and Fiscal Review

Creating Jobs and Helping Ontarians

Ontario’s Tax Plan for Jobs and Growth, announced in 2009, provides Ontario with a strong foundation to help manage global economic uncertainty. Tax relief measures for people and businesses are helping to make Ontario’s tax system fairer and more competitive.

Tax Relief for People

•	A permanent cut to Personal Income Tax (PIT) for 93 per cent of income tax payers, including elimination of Ontario PIT for about 90,000 lower-income taxpayers.

•	Permanent refundable credits providing a total of $2.4 billion in annual assistance to millions of low- to moderate-income people:

•	Ontario Sales Tax Credit — for 2011, people can get up to $265 in sales tax relief for each adult and child in a family.

•	Ontario Energy and Property Tax Credit — for 2011, single people and families can get up to $917 in relief for the sales tax on energy and for property taxes. Seniors can get up to $1,044.

•	Northern Ontario Energy Credit — for 2011, residents of northern Ontario can get up to $132 for a single person or up to $204 for a family to help with the higher energy costs they face.

•	These credits are paid in four instalments. Beginning in July 2012, these credits will be combined and delivered on a monthly basis as the Ontario Trillium Benefit.

•

The Ontario Senior Homeowners’ Property Tax Grant, introduced in 2009, is providing grants of up to $500 a year to help low- to moderate-income senior homeowners pay their property taxes. Over five years, the grant is expected to provide about $1 billion in property tax relief to over 600,000 seniors.

•

Children’s Activity Tax Credit — for 2011, parents who have children enrolled in extracurricular activities can get up to $51 for each child under age 16. They can receive up to $102 for each child with a disability who is under age 18. This credit is expected to provide about $75 million in assistance to Ontario families each year.

Chapter V: Taxation and Pensions

Healthy Homes Renovation Tax Credit

The government is proposing a new Healthy Homes Renovation Tax Credit. If passed, this tax credit could stimulate economic growth through home renovation activity, and would also support around 10,500 jobs throughout the Ontario economy annually. Helping seniors stay in their homes, or in their families’ homes, frees up health resources for patients occupying costly beds in hospitals but who could be best cared for in a long-term care home.

Effective October 1, 2011, senior homeowners and tenants, and people who share a home with a senior relative, would be allowed to claim a refundable tax credit of up to $1,500 for expenses related to permanent modifications to the home.

Expenses would be eligible only to the extent that they improve accessibility or help a senior be more functional or mobile at home.

Expenses would not be eligible if their primary purpose is to increase the value of a home (for example, repairs to a roof, redecorating, new windows, new flooring, landscaping, general plumbing or electrical repairs, heating/air conditioning systems or insulation).

Expenses that would be eligible are illustrated by the list below.

To claim the tax credit, seniors or their family members would have to get receipts from suppliers and contractors, helping to ensure that these amounts are reported by vendors for tax purposes.

The credit would be calculated as 15 per cent of up to $10,000 in total eligible expenses for a senior’s principal residence in Ontario for a calendar year, for a maximum credit of $1,500 each year. The credit would be claimed on the Personal Income Tax return.

For the 2012 tax year only, the $10,000 maximum would apply to expenses paid or payable from October 1, 2011 to December 31, 2012.

2011 Ontario Economic Outlook and Fiscal Review

Examples of Eligible Expenses*

•	Certain renovations to permit first-floor occupancy or secondary suites (“granny flats” or “in-law suites”)

•	Grab bars and related reinforcements around the toilet, bathtub and shower

•	Hand rails in corridors

•	Wheelchair ramps, stair/wheelchair lifts and elevators

•	Bath lifts, walk-in bathtubs and wheel-in showers

•	Widening passage doors

•	Lowering existing counters/cupboards or installing adjustable counters/cupboards

•	Light switches and electrical outlets placed in accessible locations

•	Door locks that are easy to operate

•	Lever handles on doors and taps instead of knobs

•	Pull-out shelves under counter to enable work from a seated position

•	Non-slip bathroom flooring

•	A hand-held shower on adjustable rod or high-low mounting brackets

•	Additional light fixtures throughout the home and exterior entrances

•	Swing-clear hinges on doors to widen doorways

•	Creation of knee space under the basin to enable use from a seated position (and insulation of any hot-water pipes)

•	Relocation of tap to front or side of a sink for easier access

•	Hands-free taps

•	Motion-activated lighting

•	Touch-and-release drawers and cupboards and drawers that pull out fully

•	Modular or removable versions of a permanent fixture, such as modular ramps and non-fixed bath lifts

*	Rules for eligibility would be set out in legislation. This list is not complete.

The tax credit is projected to cost the Province $60 million in 2011–12, which would be offset by savings in business support programs and tax-related expenditures.

Chapter V: Taxation and Pensions

Tax Relief for Businesses

Ontario’s Tax Plan for Jobs and Growth supports job creation and economic growth.

Tax Competitiveness

Ontario will reduce the general statutory Corporate Income Tax (CIT) rate to 10 per cent in 2013.

•	The general CIT rate was reduced to 11.5 per cent effective July 1, 2011 and will be further reduced to 11 per cent on July 1, 2012 and to 10 per cent on July 1, 2013.

•	The CIT rate on income from manufacturing and processing, mining, logging, farming and fishing has been reduced to 10 per cent.

•	The small business CIT rate has been reduced to 4.5 per cent.

•	The small business deduction surtax has been eliminated.

•	The Corporate Minimum Tax (CMT) rate has been reduced to 2.7 per cent and more small and medium-sized business have been exempted from the CMT.

The CIT rate reductions, along with other measures described below, will increase Ontario’s competitiveness within Canada, with the province’s largest trading partner, the United States, and with other jurisdictions around the world. In 2009, prior to the plan, Ontario’s general statutory CIT rate of 14 per cent was the second-highest provincial CIT rate in Canada. When Ontario’s general CIT rate reaches 10 per cent in 2013, it will be among the lowest provincial rates in the country. Ontario’s tax advantage over the average combined federal–state rate in the United States will widen from just over six percentage points in 2009 to over 14 percentage points when the CIT rate reductions are fully implemented. Ontario’s CIT rate reductions will put Ontario in line with the average CIT rate of Organisation for Economic Co-operation and Development (OECD) member countries.

In addition to the CIT rate reductions in the Tax Plan, the Province has:

•	introduced the Harmonized Sales Tax (HST), which, when fully implemented, removes about $4.5 billion of embedded sales tax paid by business each year, allowing businesses to lower prices;

•	eliminated the Capital Tax on July 1, 2010, providing more than $1.6 billion of tax relief annually;

•	moved to a single HST administration and a single corporate tax administration, providing compliance cost savings to business of more than $635 million per year; and

•	reduced Business Education Tax (BET) rates, saving businesses $540 million per year when fully implemented in 2014.

2011 Ontario Economic Outlook and Fiscal Review

Strengthening Accountability and Transparency of Tax Expenditures

Public Sector Accounting Standard for Tax Revenue Reporting

The Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants published a standard for tax revenue after consultation with federal, provincial and territorial governments.

The PSAB standard for tax revenue distinguishes between tax expenditures that provide:

•	relief to taxpayers of taxes paid or owing to the government (i.e., tax concessions), such as non-refundable tax credits; and

•	financial benefits regardless of whether a recipient has paid or owes taxes, such as certain refundable tax credits.

Tax concessions would be netted against related tax revenue. Transfers made through a tax system would be reported as expenses, and appropriations approved by the legislature would be required.

As part of its continuing efforts to strengthen financial management, transparency and accountability for the spending of taxpayer dollars, the government will adopt the PSAB standard for tax revenue and begin to treat transfers made through the tax system as expenses.

Reviewing Business Tax Expenditures

Ontario’s tax plan has significantly enhanced tax competitiveness for businesses. Ontario will review business tax expenditures for effectiveness and administrative efficiency.

Chapter V: Taxation and Pensions

Since 2005, the Ontario government has been reporting tax expenditures as part of its fall economic updates. The Fiscal Transparency and Accountability Act, 2004, stipulates that the mid-year review of the fiscal plan must include information about the estimated cost of expenditures made through the tax system. The Transparency in Taxation, 2011 report, which provides the most current estimates of revenue forgone with respect to tax expenditures, can be found at: www.fin.gov.on.ca/en/budget/fallstatement/2011/transparency.html

Strengthening the Integrity of the Tax System

Ontario’s ability to maintain a competitive tax system depends on the integrity and overall fairness of its business tax base. Ontario will continue to work with the federal government and other provinces to address tax loopholes and aggressive tax planning.

In addition, Ontario is calling on the federal government to strengthen the integrity of the corporate tax system by ensuring that tax losses are applied in a fair and reasonable manner and do not distort the principles of inter-provincial income allocation. Ontario continues to support the federal government’s review of corporate group taxation in Canada. As stated in the 2011 Ontario Budget, “Provincial governments have responsibility for key programs such as health and education, and are entitled to tax the economic activity taking place within their jurisdictions. The focus of any changes should be to increase the efficiency and competitiveness of the Canadian corporate tax system and ensure that provinces receive the revenues to which they are entitled.”

Federal Support for Research and Development

The federally appointed panel leading the Review of Federal Support for Research and Development (R&D) submitted its final report to the federal government in October 2011. The report makes a series of recommendations relating to federal direct spending and the Scientific Research and Experimental Development (SR&ED) tax incentive program.

2011 Ontario Economic Outlook and Fiscal Review

Ontario shares the federal government’s interest in enhancing business innovation and welcomes efforts to improve the effectiveness and administration of federal programs. Ontario parallels the base of the federal SR&ED tax incentives and will be reviewing any federal changes that would impact R&D tax support for businesses in Ontario.

Ontario’s innovative businesses benefit from federal direct spending and the SR&ED tax incentive program. Any changes to federal R&D assistance should focus on greater effectiveness and fairness and should be done in consultation with the provinces.

Chapter V: Taxation and Pensions

Securing Our Retirement Future

Ontario is modernizing its pension legislation and actively representing Ontarians in national discussions about improving Canada’s retirement income system. This comprehensive approach includes:

•	reforming Ontario’s employment pension system while balancing the interests of active pension plan members, pensioners and plan sponsors;

•	protecting members and pensioners by responding to the effects of economic uncertainty on pensions;

•	further enhancing the sustainability of the Pension Benefits Guarantee Fund; and

•

strengthening Canada’s retirement income system by supporting a modest, phased-in, fully funded enhancement to the Canada Pension Plan (CPP) as well as innovative ideas to improve employment pension coverage in a cost-effective manner.

In 2010, the Ontario legislature unanimously approved the Pension Benefits Amendment Act, 2010 and the Securing Pension Benefits Now and for the Future Act, 2010. These two bills marked the most significant reform of the Pension Benefits Act in more than 20 years. The government is now working on the regulatory amendments required to implement many of these new provisions and other proposed amendments announced by the minister.

Since the release of the Province’s discussion paper, “Securing Our Retirement Future: Consulting with Ontarians on Canada’s Retirement Income System” in October 2010, the government has received over 1,000 responses from business, labour groups and individual stakeholders. In the paper, CPP expansion and Pooled Registered Pension Plans (PRPPs) are presented as options for improving retirement income security for Ontarians. The government is working with its federal, provincial and territorial partners to assess approaches to CPP expansion and consider the framework for PRPPs.

2011 Ontario Economic Outlook and Fiscal Review

CHAPTER VI

HOW TO PARTICIPATE IN THE

2012 PRE-BUDGET CONSULTATIONS

Chapter VI: How to Participate in the 2012 Pre-Budget Consultations

How to Participate in the 2012 Pre-Budget Consultations

The Minister of Finance will be hosting pre-budget consultations with people, organizations, associations and other stakeholders as part of the McGuinty government’s ongoing dialogue with the citizens of Ontario.

Through the use of modern technology, including virtual town halls, the Minister of Finance will reach a broader audience in communities throughout the province.

In particular, the Minister of Finance is interested in hearing Ontarians’ views regarding what more the government can do to create jobs and improve services for people, while eliminating the deficit.

Below is information on how you can share your views and ideas for the upcoming 2012 Ontario Budget.

Written Submissions

Individuals and organizations can mail, email or fax submissions directly to the Minister of Finance.

Mailing Address

The Honourable Dwight Duncan

Minister of Finance

c/o Budget Secretariat

Frost Building North, 3rd Floor

95 Grosvenor Street

Toronto, ON M7A 1Z1

Email Address

submissions@ontario.ca

2011 Ontario Economic Outlook and Fiscal Review

Fax

416-325-0969

Online Submissions

Individuals can also submit ideas for the 2012 Budget by completing a form on the Ministry of Finance website at www.fin.gov.on.ca. Click on the “Pre-Budget Consultations” item in the Ontario’s Fiscal Cycle menu.

2011

©QUEEN’S PRINTER FOR ONTARIO, 2011

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